Exhibit 99.1

EXECUTION VERSION

UNDERWRITING AGREEMENT

May 14, 2024

New Gold Inc.

Suite 3320, 181 Bay Street

Toronto, Ontario M5J 2T3

Attention:      Patrick Godin, President and Chief Executive Officer

Dear Sir:

CIBC World Markets Inc. (the “Lead Underwriter”), BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc., Merrill Lynch Canada Inc., Canaccord Genuity Corp., Laurentian Bank Securities Inc. and Raymond James Ltd. (together with the Lead Underwriter, the “Underwriters” and each individually an “Underwriter”) hereby severally, and not jointly nor jointly and severally, agree to purchase from New Gold Inc. (the “Company”) in the respective percentages set forth in Section 21, and the Company hereby agrees to issue and sell to the Underwriters, upon and subject to the terms hereof, an aggregate of 87,300,000 common shares of the Company (the “Firm Shares”) on an underwritten “bought deal” basis at a price of US$1.72 per Firm Share (the “Offering Price”) for aggregate gross proceeds of US$150,156,000.

Upon and subject to the terms and conditions contained herein, the Company hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase severally, and not jointly nor jointly and severally, in the respective percentages set forth in Section 21 hereof, up to an additional 13,095,000 common shares of the Company (the “Additional Shares”) at a price of US$1.72 per Additional Share for the purpose of covering over-allotments, if any. The Over-Allotment Option may be exercised in accordance with Section 15 hereof. The Firm Shares and the Additional Shares are collectively referred to herein as the “Offered Shares”.

The Underwriters understand that the Company has prepared and filed with each of the Canadian Securities Commissions (as hereinafter defined) the Canadian Base Shelf Prospectus (as hereinafter defined) in respect of common shares, debt securities, subscription receipts, warrants and units of the Company, omitting the Shelf Information (as hereinafter defined) in accordance with the Shelf Procedures (as hereinafter defined) and that the Company has received a Receipt (as hereinafter defined) for the Canadian Base Shelf Prospectus on May 13, 2024. The term “Canadian Base Shelf Prospectus” means the (final) short form base shelf prospectus dated May 13, 2024 at the time the Receipt was issued with respect thereto in accordance with Canadian Securities Laws (as hereinafter defined), including the Shelf Procedures (as hereinafter defined), CSA Staff Notice 44-306 – Blanket Orders Exempting Well-known Seasoned Issuers from Certain Prospectus Requirements (“CSA Staff Notice 44-306”), the Ontario WKSI Blanket Order and the equivalent blanket orders adopted by the other Canadian Securities Commissions (together with CSA Staff Notice 44-306 and the Ontario WKSI Blanket Order, the “WKSI Blanket Orders”) and includes all Documents Incorporated by Reference therein and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws. The Company has also prepared and filed a preliminary prospectus supplement relating to the Offering (as hereinafter defined), which excluded certain Shelf Information, with the Canadian Securities Commissions (including the Documents Incorporated by Reference therein, the “Canadian Preliminary Prospectus Supplement”). The Canadian Preliminary Prospectus Supplement, together with the Canadian Base Shelf Prospectus, is hereinafter called the “Canadian Preliminary Prospectus”.

The Underwriters also understand that the Company has prepared and filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to the Canada/U.S. Multijurisdictional Disclosure System adopted by the SEC, a registration statement on Form F-10 (File No. 333-279369) covering the public offering and sale of the securities qualified under Applicable Securities Laws (as hereinafter defined) by the Canadian Base Shelf Prospectus, including the Offered Shares, under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and the rules and regulations of the SEC thereunder (the Canadian Base Shelf Prospectus, together with any Documents Incorporated by Reference therein, any supplements or amendments thereto and with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, in the form included in such Form F-10, the “U.S. Base Prospectus” and such registration statement, including the prospectus contained therein at the time it become effective, as amended or supplemented, and the exhibits thereto and the Documents Incorporated by Reference therein, in the form in which it became effective, is herein called the “Registration Statement”). The Company has also prepared and filed with the SEC an appointment of agent for service of process upon the Company on Form F-X (the “Form F-X”) in conjunction with the filing of the Registration Statement. The Company has also prepared and filed with the SEC, in accordance with General Instruction II.L of Form F-10, the Canadian Preliminary Prospectus Supplement, with such deletions therefrom and additions or changes thereto, as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (the “U.S. Preliminary Prospectus Supplement”). The U.S. Preliminary Prospectus Supplement, together with the U.S. Base Shelf Prospectus, is hereinafter called the “U.S. Preliminary Prospectus”. The U.S. Preliminary Prospectus and the Canadian Preliminary Prospectus are hereinafter collectively referred to as the “Preliminary Prospectuses”.

In addition, the Underwriters also understand that the Company will (i) prepare and file, as promptly as practicable and in any event by 5:00 p.m. (Eastern time) on May 14, 2024, with the Canadian Securities Commissions, in accordance with the Shelf Procedures, a (final) prospectus supplement setting forth the Shelf Information (including any Documents Incorporated by Reference therein and any supplements or amendments thereto, the “Canadian Prospectus Supplement”, and, together with the Canadian Base Shelf Prospectus, the “Canadian Prospectus”), and (ii) prepare and file with the SEC, within one Business Day following the filing of the Canadian Prospectus Supplement with the Canadian Securities Commissions, in accordance with General Instruction II.L of Form F-10, the Canadian Prospectus Supplement, with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (the “U.S. Prospectus Supplement”, and together with the U.S. Base Prospectus, the “U.S. Prospectus”). The information, if any, included in the Canadian Prospectus Supplement that is omitted from the Canadian Base Shelf Prospectus for which a Receipt has been obtained, but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Base Shelf Prospectus as of the date of the Canadian Prospectus Supplement, is referred to herein as the “Shelf Information”. The U.S. Prospectus Supplement and the Canadian Prospectus Supplement are hereinafter collectively referred to as the “Prospectus Supplements” and the U.S. Prospectus and the Canadian Prospectus are hereinafter collectively sometimes referred to as the “Prospectuses”.

Any reference herein to any “amendment” or “supplement” to the U.S. Base Prospectus, the U.S. Prospectus, the Canadian Base Shelf Prospectus or the Canadian Prospectus shall be deemed to refer to and include (i) the filing of any document with the Canadian Securities Commissions or the SEC after the date of such U.S. Base Prospectus, U.S. Prospectus, Canadian Base Shelf Prospectus or Canadian Prospectus, as the case may be, which is incorporated therein by reference or is otherwise deemed to be a part thereof or included therein by the U.S. Securities Act or Canadian Securities Laws, as applicable, and (ii) any such document so filed.

The U.S. Preliminary Prospectus, as supplemented by the Issuer Free Writing Prospectuses (as hereinafter defined), if any, and the information listed in Schedule “B” hereto, taken together, are hereinafter referred to as the “Pricing Disclosure Package”. For purposes of this Agreement, the “Applicable Time” is 4:30 p.m. (Eastern time) on May 13, 2024.

The Company understands that: (i) any offers or sales of the Offered Shares in Canada (other than other than Québec) will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered in compliance with applicable Canadian Securities Laws; and (ii) any offers or sales of the Offered Shares in the United States will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered as a broker-dealer in compliance with applicable U.S. Securities Laws (as hereinafter defined) and the requirements of the Financial Industry Regulatory Authority, Inc.

In consideration of the services rendered and to be rendered by the Underwriters hereunder, the Company hereby agrees to pay to the Lead Underwriter, on behalf of the Underwriters, at the Closing Time (as hereinafter defined), and at the Option Closing Time (as hereinafter defined), if any, a cash fee equal to 4.0% of the aggregate gross proceeds of the Offering (the “Underwriting Commission”), the payment of such fee by the Company to be reflected by the Underwriters making payment of the gross proceeds of the sale of the Firm Shares or the Additional Shares, as the case may be, to the Company, less the amount of the Underwriting Commission paid by the Company.

This Agreement shall be subject to the following terms and conditions.

Section 1	Interpretation

(1)	Definitions

Where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

“Additional Shares” has the meaning given to it in the second paragraph of this Agreement;

“affiliate” has the meaning given to it in the BCBCA;

“Agreement” means the agreement resulting from the acceptance by the Company of the offer made by the Underwriters by this underwriting agreement;

“Applicable Securities Laws” means the Canadian Securities Laws and the U.S. Securities Laws;

“Applicable Time” has the meaning given to it in the seventh paragraph of this Agreement;

“Authorization” means any certificate, consent, order, permit, approval, waiver, licence, qualification, registration or similar authorization of any Governmental Authority having jurisdiction over a Person;

“BCBCA” means the Business Corporations Act (British Columbia);

“Business Day” means any day, other than a Saturday or Sunday, on which banks are open for business in Toronto, Ontario, and New York, New York;

“Canadian Base Shelf Prospectus” has the meaning given to it in the third paragraph of this Agreement;

“Canadian Offering Documents” means each of the Canadian Prospectus and any Canadian Prospectus Amendment, including the Documents Incorporated by Reference and any Marketing Documents;

“Canadian Preliminary Prospectus” has the meaning given to it in the third paragraph of this Agreement;

“Canadian Preliminary Prospectus Supplement” has the meaning given to it in the third paragraph of this Agreement;

“Canadian Prospectus” has the meaning given to it in the fifth paragraph of this Agreement;

“Canadian Prospectus Amendment” means any amendment to the Canadian Prospectus, including the Documents Incorporated by Reference;

“Canadian Prospectus Supplement” has the meaning given to it in the fifth paragraph of this Agreement;

“Canadian Securities Commissions” means the securities regulatory authorities in each of the Qualifying Jurisdictions;

“Canadian Securities Laws” means all applicable securities laws of each of the Qualifying Jurisdictions and the respective rules and regulations under such laws together with applicable published national, multilateral and local instruments, blanket orders and rulings of the securities regulatory authorities in the Qualifying Jurisdictions including, but not limited to, the WKSI Blanket Orders;

“CDS” means CDS Clearing and Depository Services Inc.;

“Claims” has the meaning given to it in Section 9;

“Closing Date” has the meaning given to it in Section 13;

“Closing Time” has the meaning given to it in Section 13;

“Commission” means the Ontario Securities Commission;

“Common Shares” means the common shares in the capital of the Company;

“Company” means New Gold Inc.;

“Company Contract” has the meaning given to it in Section 7(16);

“Credit Facility” means the credit facility established pursuant to the Fourth Amended and Restated Credit Agreement (as may be amended, modified, amended and restated, revised or supplemented from time to time);

“CSA Staff Notice 44-306” has the meaning given to it in the third paragraph of this Agreement;

“CSP Mine” means the Cerro San Pedro gold-silver mine in San Luis Potosi, Mexico;

“Debt Instrument” means any material loan, bond, debenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money, to which the Company or any of its subsidiaries is a party or by which any of their property or assets are bound;

“Distribution” means “distribution” or “distribution to the public” as those terms are defined in the Canadian Securities Laws, except for where otherwise specified in this Agreement;

“Documents Incorporated by Reference” means all interim and annual financial statements, management’s discussion and analysis, business acquisition reports, management information circulars, annual information forms, material change reports, Marketing Documents and other documents that are or are required by Applicable Securities Laws to be incorporated by reference into the Offering Documents, as applicable, except to the extent that such documents, or certain parts thereof, are modified or superseded by a statement contained in the Prospectuses or Prospectus Supplements or any other document subsequently filed that is also incorporated by reference with the Prospectuses;

“EDGAR” means the SEC’s Electronic Document Gathering and Retrieval System;

“Employee Plans” has the meaning given to it in Section 7(46);

“Encumbrance” means any encumbrance of whatever kind or nature, regardless of form, whether or not registered or registrable and whether or not consensual or arising by law (statutory or otherwise), including any mortgage, lien, charge, pledge or security interest, whether fixed or floating, or any assignment, lease, option, right of pre-emption, right of first refusal, acquisition right, privilege, easement, right of way, servitude, restrictive covenant, right of use or any other right or claim of any kind or nature whatsoever which affects ownership or possession of, or title to, any interest in, or right to use or occupy property or assets;

“Environmental Laws” has the meaning given to it in Section 7(29)(a);

“Financial Statements” means, collectively (i) the audited consolidated financial statements of the Company as of and for the year ended December 31, 2023, the related notes thereto and the independent auditors’ report thereon; and (ii) the unaudited condensed interim consolidated financial statements of the Company as of and for the three months ended March 31, 2024 and the related notes thereto;

“Firm Shares” has the meaning given to it in the first paragraph of this Agreement;

“Foreign Corruption Laws” has the meaning given to it in Section 7(52);

“Form F-X” has the meaning given to it in the fourth paragraph of this Agreement;

“Fourth Amended and Restated Credit Agreement” means the fourth amended and restated credit agreement dated as of April 26, 2023 among the Company (as borrower), The Bank of Nova Scotia and RBC Capital Markets (as co-lead arrangers and joint bookrunners), The Bank of Nova Scotia (as administrative agent), Royal Bank of Canada (as syndication agent), The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce (as co-documentation agents), and The Bank of Nova Scotia, Royal Bank of Canada, The Toronto-Dominion Bank, Canadian Imperial Bank of Commerce, Bank of Montreal, Bank of America, N.A., Canada Branch, and National Bank of Canada (as lenders);

“Governmental Authority” means federal, provincial, state or local, domestic or foreign, governments, regulatory authorities, governmental departments, agencies, stock exchanges, commissions, bureaus, officials, ministers, crown corporations, courts, bodies, boards, tribunals or dispute settlement panels or other law, rule or regulation-making organizations or entities (a) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them, or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

“Hazardous Materials” has the meaning given to it in Section 7(29)(a);

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, as the same may be amended or supplemented from time to time;

“Indemnified Party” or “Indemnified Parties” has the meaning given to it in Section 9;

“Indenture” means the indenture dated as of June 24, 2020 among the Company (as issuer), Minera San Xavier S.A. de C.V. and New Gold CSP Ltd. (as guarantors) and Computershare Trust Company, N.A. (as trustee) relating to the aggregate principal amount of $400 million 7.50% senior notes due July 15, 2027;

“Intellectual Property” has the meaning given to it in Section 7(25);

“Issuer Free Writing Prospectus” means an “issuer free writing prospectus” as defined in Rule 433 under the U.S. Securities Act relating to the Offered Shares that (i) is required to be filed with the SEC by the Company, (ii) is a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) under the U.S. Securities Act whether or not required to be filed with the SEC or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) under the U.S. Securities Act because it contains a description of the Offered Shares or of the Offering that does not reflect the final terms, in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g) under the U.S. Securities Act;

“IT Systems and Data” has the meaning given to it in Section 7(56);

“ITA” means the Income Tax Act (Canada), as amended;

“Lead Underwriter” has the meaning given to it in the first paragraph of this Agreement;

“Marketing Documents” means any marketing materials approved in accordance with Section 3(2);

“marketing materials” has the meaning given to it in NI 41-101;

“Material Adverse Effect” or “Material Adverse Change” means any change, effect, event, occurrence, circumstance, violation or inaccuracy, as the case may be, that: (i) has or would reasonably be expected to have a material and adverse effect on the business, assets, properties, affairs, liabilities (absolute, accrued, contingent or otherwise), capitalization, condition (financial or otherwise), results of operations, cash flows or prospects of the Company and its subsidiaries (on a consolidated basis); or (ii) would result in any Offering Document containing a misrepresentation;

“Material Agreement” means any Debt Instrument, contract, commitment, agreement (written or oral), instrument, lease or license to which the Company or its subsidiaries are a party and which is material to the Company and its subsidiaries (on a consolidated basis), including, but not limited to, the Indenture, the Fourth Amended and Restated Credit Agreement, the New Afton PA Agreement, the New Afton Royalty Agreement, the New Afton Royalty Amending Agreement and any document filed as a material contract on SEDAR+ or EDGAR;

“material change” means a material change in or relating to the Company for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a change in or relating to the business, operations or capital of the Company and its subsidiaries taken as a whole that would reasonably be expected to have a significant effect on the market price or value of any securities of the Company and includes a decision to implement such a change made by the board of directors of the Company or by senior management who believe that confirmation of the decision by the board of directors of the Company is probable;

“material fact means a material fact for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a fact that would reasonably be expected to have a significant effect on the market price or value of any securities of the Company;

“Material Properties” means all of the tenements, concessions and claims associated with the New Afton Mine and the Rainy River Mine, as described, in all material respects, in the Technical Reports and the Offering Documents;

“Mining Rights” means all interests in mining claims, concessions, mining leases, leases of occupation, prospecting, exploration, exploitation, mining or extraction rights, participating interests or other property interests or rights or similar rights, as applicable, relating to the Material Properties;

“misrepresentation” means a misrepresentation for the purposes of the Applicable Securities Laws of an Offering Jurisdiction or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means: (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

“New Afton Mine” means the New Afton gold-copper mine in British Columbia, Canada;

“New Afton PA” means the purchase agreement between the Company and 2742150 Ontario Limited, an affiliate of OTPPB, dated February 24, 2020 in respect of certain interests in the New Afton Mine;

“New Afton Royalty Amending Agreement” means the partial repurchase and royalty amending agreement dated May 13, 2024 between the Company and an affiliate of OTPPB, pursuant to which the parties have agreed to amend the New Afton Royalty Agreement to reflect amendments with respect to certain interests OTPPB indirectly holds in New Afton;

“New Afton Royalty Agreement” means the free cash flow royalty agreement dated as of March 31, 2020 between the Company and an affiliate of OTPPB;

“Money Laundering Laws” has the meaning given to it in Section 7(52);

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

“NI 43-101” means National Instrument 43-101 – Standards for Disclosure for Mineral Projects;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NI 44-102” means National Instrument 44-102 – Shelf Distributions;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NYSE American” means the NYSE American LLC;

“OFAC” has the meaning given to it in Section 7(53);

“Offered Shares” has the meaning given to it in the second paragraph of this Agreement;

“Offering” means the sale of Offered Shares pursuant to this Agreement;

“Offering Documents” means the Canadian Offering Documents and the U.S. Offering Documents;

“Offering Jurisdictions” means the United States and the Qualifying Jurisdictions;

“Offering Price” has the meaning given to it in the first paragraph of this Agreement;

“Ontario WKSI Blanket Order” means Ontario Instrument 44-501 – Exemption from Certain Prospectus Requirements for Well-known Seasoned Issuers (Interim Class Order), as extended by OSC Rule 44-502 – Extension to Ontario Instrument 44-501 - Certain Prospectus Requirements for Well-Known Seasoned Issuers;

“Option Closing Date” has the meaning given to it in Section 15(1);

“Option Closing Time” has the meaning given to it in Section 15(1);

“OTPPB” means Ontario Teachers’ Pension Plan Board;

“Over-Allotment Option” has the meaning given to it in the second paragraph of this Agreement;

“Person” shall be interpreted broadly and include any individual (whether acting as an executor, trustee administrator, legal representative or otherwise), partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or any other entity;

“Preliminary Prospectuses” has the meaning given to it in the fourth paragraph of this Agreement;

“Pricing Disclosure Package” has the meaning given to it in the seventh paragraph of this Agreement;

“Prospectus Supplements” has the meaning given to it in the fifth paragraph of this Agreement;

“Prospectuses” has the meaning given to it in the fifth paragraph of this Agreement;

“Purchasers” means, collectively, each of the purchasers of the Offered Shares arranged by the Underwriters pursuant to the Offering;

“Qualifying Jurisdictions” means each of the provinces and territories of Canada other than Québec, and such other jurisdictions to which the Underwriters and the Company may agree;

“Rainy River Mine” means the Rainy River gold-silver mine in Ontario, Canada;

“Receipt” means the receipt issued by the Commission, which is deemed to also be a receipt of the other Canadian Securities Commissions pursuant to Multilateral Instrument 11-102 — Passport System and National Policy 11-202 — Process for Prospectus Reviews in Multiple Jurisdictions, for the Canadian Base Shelf Prospectus and any Canadian Prospectus Amendment, as the case may be;

“Registration Statement” has the meaning given to it in the fourth paragraph of this Agreement;

“Returns” has the meaning given to it in Section 7(37);

“SEC” has the meaning given to it in the fourth paragraph of this Agreement;

“SEDAR+” means the System for Electronic Document Analysis and Retrieval +;

“Selling Firm” has the meaning given to it in Section 2(1);

“Shelf Information” has the meaning given to it in the fifth paragraph of this Agreement;

“Shelf Procedures” means NI 44-101 and NI 44-102;

“Standard Listing Conditions” has the meaning given to it in Section 14(1)(f);

“subsidiary” has the meaning given to it in the BCBCA;

“Supplementary Material” means, collectively, any amendment to the Offering Documents and any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Company under Applicable Securities Laws relating to the Offering and/or the distribution of the Offered Shares;

“Technical Reports” means, collectively, the following technical reports of the Company: (i) “NI 43-101 Technical Report for the Rainy River Mine, Ontario, Canada” with an effective date of March 28, 2022; and (ii) “Technical Report on the New Afton Mine, British Columbia, Canada” dated February 28, 2020;

“template version” has the meaning ascribed to such term in NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

“TSX” means the Toronto Stock Exchange;

“Underwriters” has the meaning given to it in the first paragraph of this Agreement;

“Underwriting Commission” has the meaning given to it in the ninth paragraph of this Agreement;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Amended Prospectus” means any amendment or supplement to the U.S. Prospectus;

“U.S. Base Prospectus” has the meaning given to it in the fourth paragraph of this Agreement;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Offering Documents” means the Registration Statement, any U.S. Registration Statement Amendment, the U.S. Prospectus, any U.S. Amended Prospectus and the Pricing Disclosure Package;

“U.S. Preliminary Prospectus” has the meaning given to it in the fourth paragraph of this Agreement;

“U.S. Preliminary Prospectus Supplement” has the meaning given to it in the fourth paragraph of this Agreement;

“U.S. Prospectus” has the meaning given to it in the fifth paragraph of this Agreement;

“U.S. Prospectus Supplement” has the meaning given to it in the fifth paragraph of this Agreement;

“U.S. Registration Statement Amendment” means any amendment to the Registration Statement and any post- effective amendment to the Registration Statement filed with the SEC during the Distribution of the Offered Shares;

“U.S. Securities Act” has the meaning given to it in the fourth paragraph of this Agreement;

“U.S. Securities Laws” means all applicable United States securities laws, including, without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder; and

“WKSI Blanket Orders” has the meaning given to it in the third paragraph of this Agreement.

(2)	Capitalized terms used but not defined herein have the meanings ascribed to them in the Canadian Prospectus.

(3)	Any reference in this Agreement to a Section or Subsection shall refer to a section or subsection of this Agreement.

(4)	All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

(5)	Any reference in this Agreement to “C$” or to “dollars” shall refer to the lawful currency of Canada and any reference to “US$” shall refer to the lawful currency of the United States.

The following are the schedules to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein

Schedule “A” – Matters to be Addressed in the Company’s Canadian Counsel Opinion

Schedule “B” – Pricing Terms Included in the Pricing Disclosure Package

Schedule “C” – Form of Lock-Up Agreement

Section 2	Distribution of the Offered Shares

(1)	Each Underwriter shall be permitted to appoint additional investment dealers or brokers (each, a “Selling Firm”) as its agents in the Offering and each such Underwriter may determine the remuneration payable to such Selling Firm but at no additional cost to the Company. The Underwriters may offer the Offered Shares, directly and through Selling Firms or any affiliate of an Underwriter, in the Offering Jurisdictions for sale to the public only in accordance with Applicable Securities Laws and in any jurisdiction outside of the Offering Jurisdictions (subject to Section 6 hereof) to Purchasers permitted to purchase the Offered Shares only in accordance with Applicable Securities Laws and applicable securities laws in such jurisdiction, and upon the terms and conditions set forth in the Offering Documents and in this Agreement. Each Underwriter shall require any Selling Firm appointed by such Underwriter to agree to the foregoing and such Underwriter shall be severally responsible for the compliance by such Selling Firm with the provisions of this Agreement.

(2)	For purposes of this Section 2, the Underwriters shall be entitled to assume that the Offered Shares are qualified for Distribution in any Qualifying Jurisdiction, unless otherwise notified in writing by the Company.

(3)	The Lead Underwriter shall promptly notify the Company when, in its opinion, the Distribution of the Offered Shares has ceased and will provide to the Company, as soon as practicable thereafter but in any event within 30 days after completion of the Distribution, a breakdown of the number of Offered Shares distributed in each of the Offering Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Canadian Securities Commissions and, if applicable, in the United States.

(4)	The Underwriters shall not, in connection with the services provided hereunder, make any representations or warranties with respect to the Company, its securities or the Offering, other than as set forth in the Offering Documents, any Issuer Free Writing Prospectus or in any Marketing Documents.

(5)	Notwithstanding the foregoing provisions of this Section 2, no Underwriter will be liable to the Company under this Section 2 with respect to a default or breach by another Underwriter or another Underwriter’s duly registered broker-dealer affiliate in the United States or another Underwriter’s Selling Firm, as the case may be.

(6)	Subject to Section 6, the Underwriters acknowledge that the Company is not taking any steps to qualify the Offered Shares for Distribution or register the Offered Shares or the Distribution thereof with any securities regulatory authority outside of the Offering Jurisdictions.

Section 3	Preparation of Prospectus Supplements; Marketing Documents; Due Diligence

(1)	During the period of the Distribution of the Offered Shares, the Company shall co-operate with the Underwriters to allow and assist the Underwriters to participate in the preparation of, and allow the Underwriters to approve, acting reasonably, the form and content of, the Prospectus Supplements and any amendments thereto and any Issuer Free Writing Prospectus and shall allow the Underwriters to conduct all “due diligence” investigations which the Underwriters may reasonably require to fulfil the Underwriters’ obligations under Applicable Securities Laws as underwriters and, in the case of the Canadian Prospectus Supplement and any Canadian Prospectus Amendment, to enable the Underwriters to execute any certificate required under Applicable Securities Laws to be executed by the Underwriters.

(2)	Without limiting the generality of clause (1) above, during the distribution of the Offered Shares:

(a)	subject to Section 7(1)(d), the Company shall prepare, in consultation with the Underwriters, and shall approve in writing, prior to the time that any such marketing materials are provided to potential Purchasers, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential Purchasers, and such marketing materials shall comply with Applicable Securities Laws and shall be acceptable in form and substance to the Underwriters and their U.S. and Canadian counsel, acting reasonably;

(b)	the Lead Underwriter, on behalf of the Underwriters, shall approve a template version of any such marketing materials in writing prior to the time that such marketing materials are provided to potential Purchasers;

(c)	the Company shall file a template version of any such marketing materials on SEDAR+ and on EDGAR as soon as reasonably practical after such marketing materials are so approved in writing by the Company and the Lead Underwriter, on behalf of the Underwriters, and in any event on or before the day that the Lead Underwriter has specified that the marketing materials will be first provided to any potential Purchaser, and any comparables shall be removed from the template version in accordance with NI 44-101 prior to filing such on SEDAR+ (provided that if any such comparables are removed, the Company shall deliver a complete template version of any such marketing materials to the Commission), and the Company shall provide a copy of such filed template version to the Underwriters as soon as practicable following such filing; and

(d)	following the approvals and filings set forth in Section 3(2)(a) to Section 3(2)(c) above, the Underwriters may provide a limited use version of such marketing materials to potential Purchasers and which shall comply with Applicable Securities Laws.

(3)	The Company and each Underwriter, on a several basis, covenants and agrees not to provide any potential Purchaser with any marketing materials except for marketing materials which have been approved as contemplated in Section 3(2).

Section 4	Material Changes

(1)	During the period from the date of this Agreement to the completion of the Distribution of the Offered Shares, the Company covenants and agrees with the Underwriters that it shall promptly notify the Underwriters in writing of:

(a)	any material change (actual, anticipated, contemplated or threatened) in or relating to the business, affairs, operations, assets (including contractual arrangements), liabilities (contingent or otherwise), capital or ownership of the Company and its subsidiaries (on a consolidated basis);

(b)	any material fact which has arisen or been discovered and would have been required to have been stated in any of the Offering Documents or any Issuer Free Writing Prospectus had the fact arisen or been discovered on or prior to the date of such document;

(c)	any change in any material fact (which for purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Canadian Offering Documents, as they exist immediately prior to such change, in each case, which fact or change is, or may reasonably be expected to be, of such a nature as (x) to render any statement in such Canadian Offering Documents, as they exist taken together in their entirety immediately prior to such change, misleading or untrue in any material respect, (y) which would result in the Canadian Offering Documents, as they exist immediately prior to such change, containing a misrepresentation or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, not complying in any material respect with the laws of any Qualifying Jurisdiction in which the Offered Shares are to be offered for sale, or (z) which change would reasonably be expected to have a significant effect on the market price or value of any securities of the Company; or

(d)	the occurrence of any event as a result of which (i) the Registration Statement or any U.S. Registration Statement Amendment, in each case as amended immediately prior to such occurrence, would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) the U.S. Prospectus, any U.S. Amended Prospectus, the Pricing Disclosure Package or any Issuer Free Writing Prospectus, in each case as then amended or supplemented (in the case of the Pricing Disclosure Package, as of the Applicable Time), would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading.

(2)	The Underwriters agree, and will require each Selling Firm to agree, to cease the Distribution of the Offered Shares upon the Underwriters receiving written notification of any change or material fact with respect to any Offering Document contemplated by this Section 4 and to not recommence the Distribution of the Offered Shares until Supplementary Materials disclosing such change are filed in such Offering Jurisdiction.

(3)	The Company shall promptly comply with all applicable filing and other requirements under Applicable Securities Laws whether as a result of such change, material fact or otherwise; provided that the Company shall not file any Supplementary Material or other document without first providing the Underwriters with a copy of such Supplementary Material or other document and consulting with the Underwriters with respect to the form and content thereof.

(4)	If during the Distribution of the Offered Shares there is any change in any Applicable Securities Laws, which results in a requirement to file a Canadian Prospectus Amendment or U.S. Registration Statement Amendment, the Company shall, subject to Section 4(3) above, make any such filing under Applicable Securities Laws as soon as possible.

(5)	The Company shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this Section 4.

Section 5	Deliveries to the Underwriters

(1)	The Company shall deliver or cause to be delivered to the Underwriters:

(a)	copies of the Canadian Prospectus and any Marketing Documents duly signed as required by the laws of all of the Qualifying Jurisdictions;

(b)	copies of the Registration Statement, signed as required by the U.S. Securities Act and the rules and regulations of the SEC thereunder and any documents included as exhibits to the Registration Statement;

(c)	copies of any Canadian Prospectus Amendment required to be filed under Section 4 hereof duly signed as required by the laws of all of the Qualifying Jurisdictions; and

(d)	any U.S. Registration Statement Amendment or U.S. Amended Prospectus required to be filed under Section 4 hereof, signed as required by the U.S. Securities Act and the rules and regulations of the SEC thereunder and any documents included as exhibits to the U.S. Registration Statement Amendment;

provided, that with respect to (i) clauses (a) and (c) of this Section 5(1), if the documents are publicly available on SEDAR+, they shall be deemed to have been delivered to the Underwriters as required by this Section 5(1); and (ii) clauses (b) and (d) of this Section 5(1), if the documents are publicly available on EDGAR, they shall be deemed to have been delivered to the Underwriters as required by this Section 5(1).

(2)	The Company shall forthwith cause to be delivered to the Underwriters in such cities in the Offering Jurisdictions as they may reasonably request, without charge, such numbers of commercial copies of the Canadian Base Shelf Prospectus and the Canadian Prospectus Supplement and any Marketing Documents and U.S. Prospectus, excluding in each case the Documents Incorporated by Reference, as the Underwriters shall reasonably require. The Company shall similarly cause to be delivered to the Underwriters commercial copies of any Canadian Prospectus Amendment or U.S. Amended Prospectus, excluding in each case the Documents Incorporated by Reference. The Company agrees that such deliveries shall be effected as soon as possible and, in any event not later than 12:00 noon (Eastern time) on the Business Day following the filing of the Canadian Prospectus or Canadian Prospectus Amendment, as applicable, provided that the Underwriters have given the Company written instructions as to the number of copies required and the places to which such copies are to be delivered not less than 24 hours prior to the time requested for delivery. Such delivery shall also confirm that the Company consents to the use by the Underwriters and Selling Firms of the Offering Documents in connection with the Distribution of the Offered Shares in compliance with the provisions of this Agreement.

(3)	By the act of having delivered the Offering Documents to the Underwriters (or in the case of the Pricing Disclosure Package, having conveyed such information to prospective investors), the Company shall have represented and warranted to the Underwriters that all information and statements (except information and statements relating solely to the Underwriters, which have been furnished by the Underwriters in writing for inclusion therein) contained in such documents, at the respective dates of initial delivery thereof (or as of the Applicable Time in the case of the Pricing Disclosure Package), comply with the Applicable Securities Laws and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and constitute full, true and plain disclosure of all material facts relating to the Company and the Offering as required by the Applicable Securities Laws.

(4)	The Company shall also deliver or cause to be delivered to the Underwriters, concurrently with the execution of this Agreement, a “long form” comfort letter of the Company’s auditors, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Company, with respect to certain financial and accounting information relating to the Company and its subsidiaries contained in the Offering Documents.

Section 6	Regulatory Approvals

The Company will make all necessary filings, obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid in connection with the transactions contemplated by this Agreement. The Company will qualify the Offered Shares for offer and sale under the Applicable Securities Laws of the Offering Jurisdictions and maintain such qualifications in effect for so long as required for the Distribution of the Offered Shares; provided, however, that (i) the Company shall not be obligated to make any material filing, file any prospectus, registration statement or similar document, consent to service of process, or qualify as a foreign corporation or as a dealer in securities in any of such other jurisdictions, or subject itself to taxation in respect of doing business in any of such other jurisdictions in which it is not otherwise so subject, or become subject to any additional periodic reporting or continuous disclosure obligations in such other jurisdictions and (ii) the Underwriters and the Selling Firms shall comply in all material respects with the applicable laws in any such designated jurisdiction in making offers and sales of Offered Shares therein.

Section 7	Representations and Warranties of the Company

The Company represents and warrants to each of the Underwriters as set forth below and acknowledges that the Underwriters are relying on such representations and warranties in entering into this Agreement.

(1)	Prospectus Matters.

(a)	The Company is eligible to file a short form prospectus in each of the Qualifying Jurisdictions pursuant to applicable Canadian Securities Laws and on the date of and upon filing of the Canadian Prospectus Supplement there will be no documents required to be filed under the Canadian Securities Laws in connection with the distribution of the Offered Shares that will not have been filed as required. The Company (i) satisfies the definition of “well-known seasoned issuer” or “WKSI” in compliance with the WKSI Blanket Orders by virtue of the fact that, as of May 10, 2024, the Company’s public float (as defined in each of the WKSI Blanket Orders) of outstanding listed equity securities was approximately US$1.3 billion; and (ii) discloses in its audited financial statements (a) a gross revenue, derived from mining operations, of at least C$55 million for the Company’s most recently completed financial year; and (b) gross revenue, derived from mining operations, of at least C$165 million in the aggregate over the Company’s three most recently completed financial years.

(b)	The Canadian Base Shelf Prospectus complied, as of the time of filing thereof, and all other Canadian Offering Documents as of the time of filing thereof will comply, in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Base Shelf Prospectus, as of the time of filing thereof, did not, and all other Canadian Offering Documents, as of the time of filing thereof and as of the Closing Time and the Option Closing Time, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Canadian Base Shelf Prospectus, as of the time of filing thereof, constituted, and all other Canadian Offering Documents, as of the time of filing thereof and as of the Closing Time and the Option Closing Time, as the case may be, will constitute, full, true and plain disclosure of all material facts relating to the Offered Shares and to the Company; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any Canadian Offering Document in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Underwriter specifically for use therein.

(c)	As of the applicable effective date of the Registration Statement and any post-effective amendment thereto, the Registration Statement and any such post-effective amendment thereto will comply in all material respects with the U.S. Securities Act and the applicable rules and regulations of the SEC, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; the U.S. Preliminary Prospectus complied, as of the time of filing thereof, and the U.S. Prospectus and any U.S. Amended Prospectus, as of the time of filing thereof, will comply, in all material respects with the applicable requirements of U.S. Securities Laws; the U.S. Preliminary Prospectus did not, as of the time of filing thereof, and the U.S. Prospectus and any U.S. Amended Prospectus, as of the time of filing thereof and as of the Closing Date and the Option Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; the Pricing Disclosure Package, as of the Applicable Time, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any U.S. Offering Document in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Underwriter specifically for use therein.

(d)	The Company (including its agents and representatives, other than the Underwriters in their capacity as such) has not prepared, used, authorized, approved or referred to and will not prepare, use, authorize, approve or refer to any Issuer Free Writing Prospectus related to the offering of the Offered Shares that is a “written communication” (as defined in Rule 405 under the U.S. Securities Act), except in accordance with Section 3 hereof. Each such Issuer Free Writing Prospectus complied in all material respects with the applicable U.S. Securities Laws, has been or will be (within the time period specified in Rule 433 under the U.S. Securities Act) filed in accordance with the U.S. Securities Act (to the extent required thereby) and, when taken together with the Pricing Disclosure Package as of the Applicable Time, each such Issuer Free Writing Prospectus, did not, and as of the Closing Date and the Option Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of any Underwriter through the Lead Underwriter specifically for use therein. Each such Issuer Free Writing Prospectus did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the U.S. Prospectus.

(e)	The Company meets the general eligibility requirements for the use of Form F-10 under the U.S. Securities Act and at the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that the Company or any offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the U.S. Securities Act) of the Offered Shares and at the date hereof, the Company was not and is not an “ineligible issuer”, as defined in Rule 405 under the U.S. Securities Act.

(2)	Good Standing of the Company. The Company is a corporation existing under the laws of British Columbia, is current and up-to-date, in all material respects, with all filings required to be made under its incorporating statute, and has the corporate power and capacity to own, lease and operate its properties and to conduct its business as is now carried on by it or proposed to be carried on by it, in each case as described in the Offering Documents, and to issue and sell the Offered Shares, grant the Over-Allotment Option and to enter into, deliver and perform its obligations under this Agreement, and, except as would not reasonably be expected to be material to the Company, is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business.

(3)	No Material Subsidiaries. The Company has no direct or indirect material subsidiaries or any material investment or proposed material investment in any person. The CSP Mine is not a property that is material to the Company for the purposes of NI 43-101.

(4)	Share Capital. The authorized capital of the Company consists of an unlimited number of Common Shares without par value, of which, as of the close of business on May 10, 2024, 690,079,951 Common Shares were outstanding as fully paid and non-assessable common shares of the Company. The attributes of the Common Shares (including the Offered Shares) and the Over-Allotment Option conform in all material respects with their description in the Offering Documents. All of the issued and outstanding Common Shares have been issued in compliance with all Applicable Securities Laws and were not issued in violation of any pre-emptive rights or contractual rights to purchase securities of the Company.

(5)	No Shareholder or Voting Agreements. The Company is not a party to, nor is the Company aware of, any shareholders’ agreements, pooling agreements, voting agreements or voting trusts or other similar agreements with respect to the ownership or voting of any of the securities of the Company or any subsidiary or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the Company or any subsidiary. The Company has not adopted a shareholders’ rights plan or any similar plan or agreement.

(6)	Stock Exchange Listing, Filings and Fees. The Common Shares are duly listed and posted for trading on the TSX and NYSE American and are registered pursuant to Section 12(b) of the U.S. Exchange Act. The Company has taken no action designed to, or likely to have the effect of, terminating the registration of the Common Shares of the Company under the U.S. Exchange Act or de-listing the Common Shares from the TSX or NYSE American, nor has the Company received any notification that the Commission, the TSX or NYSE American is contemplating terminating such registration or listing. The Company is not in default in any material respects of its listing requirements on the TSX and NYSE American and the Company will, prior to the Closing Time, apply to list the Offered Shares on the TSX and NYSE American.

(7)	Form of Share Certificates. The form of certificate respecting the Common Shares has been approved and adopted by the board of directors of the Company and does not conflict with any laws and complies with the rules and regulations of the TSX.

(8)	Offered Shares. The Offered Shares have been duly and validly authorized for issuance and sale and when issued and delivered by the Company pursuant to this Agreement, the Offered Shares will be validly issued as fully paid and non-assessable Common Shares. The Offered Shares will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities of the Company.

(9)	Eligibility for Investment. Subject to the qualifications, assumptions, limitations, exceptions and understandings set out in the Canadian Prospectus Supplement under the heading “Eligibility For Investment”, the statements therein are an accurate summary of the matters described therein.

(10)	Corporate Actions. All necessary corporate action has been taken by the Company so as to (a) authorize the execution, delivery and performance of this Agreement; (b) validly issue and sell the Offered Shares; and (c) grant the Over-Allotment Option.

(11)	Execution and Filing of Offering Documents. All necessary corporate action has been taken by the Company to authorize the execution and delivery by it of the Offering Documents, as applicable, and the filing thereof, as the case may be, in each of the Qualifying Jurisdictions under Canadian Securities Laws and in the United States under the U.S. Securities Laws, as applicable.

(12)	Transfer Agent. Computershare Investor Services Inc. at its office in Vancouver, British Columbia has been duly appointed as the registrar and transfer agent in respect of the Common Shares.

(13)	Absence of Rights. Other than as disclosed in the Offering Documents, and other than the Company’s stock options, share units or other securities issued pursuant to the Company’s equity compensation plans and the Company’s cooperation or impact benefit agreements with First Nations or other indigenous groups, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the issue or allotment of any unissued shares of the Company or any other agreement or option for the issue or allotment of any unissued shares of the Company or any other security convertible into or exchangeable for any such shares or to require the Company to purchase, redeem or otherwise acquire any of the issued and outstanding shares of the Company; no holder of securities of the Company has any rights to require registration or qualification under Applicable Securities Laws of any security of the Company in connection with the offer and sale of the Offered Shares.

(14)	Compliance, Generally. The Company is conducting and, except as would not reasonably be expected to have a Material Adverse Effect, has conducted, its business in compliance in all material respects with all laws of each jurisdiction in which its business is carried on and its assets are owned, leased or operated. The Company has complied, in all material respects, with all laws required to be complied with in connection with the Offering.

(15)	Due Execution. This Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as enforcement hereof may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights of creditors generally and except as limited by the application of general equitable principles, including the limitation that rights of indemnity, contribution and waiver may be limited by laws.

(16)	No Breach, etc. Neither the Company nor any of its subsidiaries is in violation or default of, nor will the execution of this Agreement, and the performance by the Company of its obligations hereunder (including the issuance and sale of the Offered Shares), result in any breach or violation of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time, or both, would constitute a default under, or give rise to any right to accelerate the maturity or require the prepayment of any indebtedness for borrowed money under, or result in the imposition of any Encumbrance upon any property or assets of the Company or any subsidiary pursuant to (a) any term or provision of the constating documents of the Company or any subsidiary or any resolution of the directors or shareholders of the Company or any subsidiary, (b) any contract, mortgage, note, indenture, joint venture or partnership arrangement, agreement (written or oral), instrument, lease (including for real property) or licence to which the Company or any of its subsidiaries is a party or bound or to which any of the business, operations, property or assets of the Company or any subsidiary is subject (each, a “Company Contract” and, collectively, the “Company Contracts”), or (c) any law applicable to the Company or any subsidiary or their business, operations or assets, of any court, Governmental Authority, arbitrator or other authority having jurisdiction over the Company or such subsidiary, except, in each of cases (a), (b) and (c), for any such conflicts, breaches, violations, defaults, rights, Encumbrances that would not reasonably be expected to have a Material Adverse Effect. There is no requirement to obtain a consent, approval or waiver of a party under any Company Contract in respect of any of the transactions contemplated by this Agreement, other than such consents, approvals and waivers as have been obtained by the Company as at the date hereof.

(17)	Continuous Disclosure. The Company is in compliance in all material respects with its timely disclosure obligations under Applicable Securities Laws and the rules and regulations of the TSX and the NYSE American and, without limiting the generality of the foregoing, since December 31, 2023 no Material Adverse Change has occurred, which has not been publicly disclosed on a non-confidential basis; the information and statements in the Documents Incorporated by Reference were true and correct in all material respects at the time such documents were filed on SEDAR+ and contained no misrepresentation as of the respective dates of such information and statements. The Documents Incorporated by Reference conformed in all material respects to Applicable Securities Laws at the time such documents were filed on SEDAR+. The Company has not filed any confidential material change reports which remain confidential as at the date hereof.

(18)	Forward-Looking Information and Statements. No forward-looking statement or forward-looking information (within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Exchange Act or Canadian Securities Laws) included or incorporated by reference in the Prospectuses or any Issuer Free Writing Prospectus has been made or reaffirmed without a reasonable basis or has been disclosed other than in good faith and in accordance with Applicable Securities Laws.

(19)	Financial Statements. The Financial Statements: (a) present fairly, in all material respects, the financial position of the Company on a consolidated basis and its financial performance and its cash flows on a consolidated basis for the periods specified in such Financial Statements; (b) have been prepared in conformity with IFRS, applied on a consistent basis throughout the periods involved; and; (c) do not contain any misrepresentation, with respect to the period covered by the Financial Statements.

(20)	Financial Books And Records. The books and records of the Company and its subsidiaries disclose all of the financial transactions that are material on a consolidated basis and such transactions have been fairly and accurately recorded in all material respects. Neither the Company nor any of its subsidiaries owes any amount to, nor has the Company or any of its subsidiaries made any present loans to, or borrowed any amount from or is otherwise indebted to, any officer, director or employee or any Person not dealing at “arm’s-length” (as such term is defined in the ITA) with any of them, except for usual employee reimbursements and compensation paid in the ordinary and normal course of the business of the Company or any of its subsidiaries. Except as disclosed in the Offering Documents and usual employee or consulting arrangements made in the ordinary and normal course of business, neither the Company nor any of its subsidiaries is a party to any contract, agreement or understanding with any officer, director or employee or any other Person not dealing at arm’s-length with the Company and its subsidiaries.

(21)	Accounting Policies. There has been no material change in accounting policies or practices of the Company or any of its subsidiaries since December 31, 2023.

(22)	Liabilities. Other than as disclosed in the Offering Documents, neither the Company nor any of its subsidiaries has any material liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Statements, other than liabilities, obligations, or indebtedness or commitments incurred in the normal course of business.

(23)	Independent Auditors. Deloitte LLP, which has audited the financial statements of the Company for the financial year ended December 31, 2023, is an independent registered public accounting firm as required by the U.S. Securities Act and the rules and regulations of the SEC and the applicable rules and regulations adopted by the Public Company Oversight Board (United States) and are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and Canadian Securities Laws.

(24)	Real and Personal Property. The Company and its subsidiaries have good and marketable title in fee simple to all real property (other than the Material Properties, which are subject to representations and warranties contained in Section 7(26)) and all personal property owned by them, in each case free and clear of all Encumbrances except such as are described in the Offering Documents or such as do not materially affect the value of such property and do not interfere with the use made of such property by the Company and its subsidiaries; and any material real property and buildings held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made of such property and buildings by the Company and its subsidiaries.

(25)	Intellectual Property. The Company and its subsidiaries own or have the right to use all material patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, domain names and other source indicators, copyrights and copyrightable works, know-how, trade secrets, systems, procedures, proprietary or confidential information and all other worldwide intellectual property (collectively, “Intellectual Property”) necessary to conduct their consolidated business. To the knowledge of the Company, except as would not reasonably be expected to have a Material Adverse Effect, the Company and its subsidiaries’ conduct of their consolidated business does not infringe, misappropriate or otherwise violate any Intellectual Property of any Person. The Company and its subsidiaries have not received any written notice of any material claim relating to Intellectual Property.

(26)	Material Properties and Mining Rights.

(a)	The Company is the legal and beneficial owner of and has good, valid and marketable title in fee simple to, or has valid rights to lease or otherwise use the Material Properties and all Mining Rights that are material to the consolidated business of the Company and its subsidiaries as currently conducted, in each case free and clear of all Encumbrances except for security interests granted in connection with the Credit Facility and those that (i) do not materially interfere with the use made and proposed to be made of such property by the Company and its subsidiaries, (ii) would not reasonably be expected to have a Material Adverse Effect, or (iii) are disclosed in the Offering Documents.

(b)	Except as disclosed in the Offering Documents, the Material Properties and Mining Rights of the Company and its subsidiaries are, in all material respects, in good standing, valid and enforceable, and, other than as set out in the Offering Documents, no material royalty, commission or similar payment is payable in respect of any of them.

(c)	Except as disclosed in the Offering Documents, no property rights other than the Mining Rights are necessary for the conduct of the Company’s business at the Material Properties as now conducted or proposed to be conducted as set out in the Offering Documents; and except as set out in the Offering Documents or pursuant to applicable laws, there are no material restrictions on the ability of the Company to use, transfer or otherwise exploit any such rights. The Mining Rights held by the Company cover the areas required by it for such purposes.

(d)	There are no expropriations or similar proceedings or any challenges, including by First Nation or other indigenous groups, to title or ownership, actual or threatened, of which the Company or any of its subsidiaries has received notice against the Mining Rights or any part thereof and, to the knowledge of the Company, no such expropriations, proceedings or challenges are contemplated, which would reasonably be expected to have a Material Adverse Effect.

(e)	Except as may be required by law, there are no material restrictions on the ability of the Company or its subsidiaries to use, transfer (other than the restrictions on transfer contained in the Credit Facility and the Indenture) or otherwise exploit any of their respective Mining Rights, and the Company does not know of any claim or basis for a claim that may adversely affect such rights.

(f)	Neither the Company nor any of its subsidiaries has granted any other person any right to acquire the Material Properties, the Mining Rights or any portion thereof other than as described in the Offering Documents or as may be applicable if and when such Material Properties and Mining Rights are no longer required by the Company.

(g)	Other than as disclosed in the Technical Reports and the Offering Documents, the Company and its subsidiaries have no responsibility or obligation to pay any commission, royalty, license fee, milestone payment or similar payment with respect to the Mining Rights and there are no outstanding options, rights of first refusal or other pre-emptive rights of purchase which entitle any Person to acquire any of the rights, title or interests in the Material Properties or the Mining Rights or minerals produced thereon.

(27)	Technical Compliance. The Company has complied with the requirements of NI 43-101 in all material respects, including, but not limited to, the preparation and filing of technical reports and each of the technical reports filed with respect to the Material Properties accurately and completely sets forth all material facts relating to the properties that are subject thereto as at the date of such report and there is no new material scientific or technical information nor any other fact or circumstance that has triggered the requirements to file updated reports.

(28)	Mineral Information. The information set forth in the Offering Documents relating to the estimates of the mineral resources and reserves of the Material Properties has been prepared in accordance with Canadian industry standards set forth in NI 43-101 and the method of estimating the mineral resources and reserves has been verified, to the extent required by law, by “qualified persons” (as such term is defined in NI 43-101) and the information upon which such estimates were based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no Material Adverse Changes to such information since the date of delivery or preparation thereof.

(29)	Environmental Matters.

(a)	Except as disclosed in the Offering Documents, the Company and each of its subsidiaries is in compliance in all material respects with all laws relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, tailings, waste rock, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials and all reclamation and other closure obligations (collectively, “Environmental Laws”).

(b)	Except as described in the Offering Documents, each of the Company and its subsidiaries have all material Authorizations required under any Environmental Laws and are in material compliance with the terms and conditions of all such Authorizations and all such Authorizations are valid and in full force and effect.

(c)	Except as would not reasonably be expected to have a Material Adverse Effect, there are no pending or, to the knowledge of the Company, threatened, material administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws against the Company or any of its subsidiaries.

(30)	Possession of Authorizations. Except as disclosed in the Offering Documents, the Company and its subsidiaries have all material Authorizations required under any law currently necessary to own, lease, exploit, use, stake or maintain the Material Properties and the Mining Rights and to conduct the business now operated by the Company and its subsidiaries. The Company and its subsidiaries are in material compliance with the terms and conditions of all such Authorizations, and all such Authorizations are valid and in full force and effect. Neither the Company nor any subsidiary has received any notice of proceedings relating to the revocation, suspension or modification of any such Authorizations, which could reasonably be expected to have a Material Adverse Effect.

(31)	Insurance. The Company and its subsidiaries maintain insurance against loss of, or damage to, their assets, including the Material Properties, on a basis consistent with reasonably prudent persons in comparable businesses. All of the policies in respect of such insurance coverage are in good standing in all material respects and not in default and neither the Company nor any subsidiary has failed to promptly give any notice of any material claim thereunder; and there are no material claims thereunder or to which any insurance company is denying liability or defending under a reservation of rights clause. The Company is not aware of any reason that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not reasonably be expected to have a Material Adverse Effect.

(32)	Material Agreements. All of the Material Agreements have been disclosed in the Offering Documents and are valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof. Neither the Company, nor to the knowledge of the Company, any other party is in breach, violation or default of any material term, condition or covenant contained in any Material Agreement, and no event has occurred which, with the notice or lapse of time, or both, would constitute such a default, in any such case which breach, violation, default or event would reasonably be expected to have a Material Adverse Effect.

(33)	No Material Change. Since December 31, 2023, except as disclosed in the Offering Documents, (a) there has been no material change in the condition (financial or otherwise), or in the properties, capital, affairs, prospects, operations, assets or liabilities of the Company and its subsidiaries taken as a whole, whether or not arising in the ordinary course of business, and (b) there have been no transactions that are material with respect to the Company and its subsidiaries taken as a whole, entered into by the Company or its subsidiaries, other than those in the ordinary course of business.

(34)	No Actions or Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any Governmental Authority, now pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its subsidiaries, which is required under Applicable Securities Laws to be disclosed in the Offering Documents but not so disclosed. The aggregate of all pending legal or governmental proceedings to which the Company or any of its subsidiaries is a party or of which any of their respective property or assets is subject which are not described in the Offering Documents include only ordinary routine proceedings incidental to the business, properties and assets of the Company and its subsidiaries and would not reasonably be expected to have a Material Adverse Effect. There are no judgments or orders against the Company or any of its subsidiaries which are unsatisfied, nor are there any consent decrees or injunctions to which the Company or its subsidiaries or their assets, properties or business are subject.

(35)	Labour/Employment Matters. No material labour dispute with the employees of the Company or its subsidiaries currently exists or, to the knowledge of the Company, is imminent. Neither the Company nor any of its subsidiaries is a party to any collective bargaining agreement and, to the knowledge of the Company, as at the date hereof, no action has been taken or is contemplated to organize any employees of the Company or its subsidiaries. Except as would not reasonably be expected to have a Material Adverse Effect, the Company and its subsidiaries are currently in material compliance with all laws and regulations respecting employment and employment practices, workers’ compensation, occupational health and safety and similar legislation, including payment in full of all amounts owing thereunder, and there are no pending claims, complaints, outstanding orders or settlements of a material nature against any of them under applicable human rights legislation, employment standards legislation, workers’ compensation legislation, occupational health and safety or similar legislation nor, to the knowledge of the Company, has any event occurred which may give rise to any such material claim or complaint which would reasonably be expected to have a Material Adverse Effect.

(36)	Necessary Consents and Approvals. Except for any consents and approvals: (i) as have been obtained and are in full force and effect, or (ii) as may be required under the rules of the TSX and the NYSE American and state securities or blue sky laws of the various jurisdictions in which the Offered Shares are being offered, the distribution of the Offered Shares and the consummation of the transactions as contemplated by this Agreement do not and will not require the consent, approval, authorization, registration or qualification of or with any governmental authority, stock exchange, securities commission or other third party to be obtained by the Company.

(37)	Taxes. The Company and its subsidiaries, as the case may be, have each (a) timely filed (or has had timely filed on their behalf) all material returns, declarations, reports, information returns, and statements (“Returns”) required to be filed with an applicable taxing authority and all such Returns have, in all material respects, been prepared in accordance with the provisions of all laws and are true, correct and complete in all material respects, (b) timely and properly paid (or has had paid on its behalf), all material governmental taxes and other charges due or claimed to be due by a Governmental Authority (including all instalments on account of taxes for the current year), and (c) has properly withheld or collected and remitted all material amounts required to be withheld or collected and remitted by it in respect of any governmental taxes or other charges.

(38)	No Acquisition or Disposition. The Company has not completed any “significant acquisition” (as such term is defined in NI 51-102), nor is it proposing any “probable acquisitions” that would require disclosure under Form 44-101F1, that would require the inclusion of any additional financial statements or pro forma financial statements in the Offering Documents pursuant to Applicable Securities Laws.

(39)	No Loans. Other than as set out in the Offering Documents, neither the Company nor its subsidiaries have made any material loans to or provided material guarantees for the obligations of any Person other than the Company and its subsidiaries.

(40)	Directors and Officers. To the knowledge of the Company, none of the current directors or officers of the Company are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange.

(41)	Stock Exchange and Commission Compliance. Neither the Commission, the SEC, any other securities regulatory authority, any stock exchange nor any similar regulatory authority has issued any order which is currently outstanding preventing or suspending trading in any securities of the Company or the use of any Offering Document and no proceedings for such purposes have been instituted or are pending or, to the knowledge of the Company, are threatened.

(42)	Non-arm’s Length Transactions. To the knowledge of the Company, except as disclosed in the Offering Documents, none of the directors, officers or employees of the Company or any of its subsidiaries, any known holder of more than 10% of any class of shares of the Company, or any known associate or affiliate of any of the foregoing Persons has had any material interest, direct or indirect, in any material transaction within the previous two years or has any material interest in any proposed material transaction involving the Company which, as the case may be, materially affected, is material to or will materially affect the Company and any such subsidiaries (taken as a whole).

(43)	Minute Books. The minute books and records of the Company which have been made available to the Underwriters and their counsel in connection with their due diligence investigation of the Company for the period from January 1, 2019 to the date of examination thereof contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the boards of directors and committees of the boards of directors of the Company to the date of review of such corporate records and minute books. Except as related to the Offering and the New Afton Royalty Amending Agreement, there have been no other meetings, resolutions or proceedings of the shareholders, board of directors of the Company or any committees of the board of directors of the Company since January 1, 2019 to the date hereof not reflected in such minute books and other records provided to counsel to the Underwriters other than as disclosed to the Underwriters or which are not material in the context of the Company.

(44)	Reporting Issuer Status. The Company is a “reporting issuer” in each of the Qualifying Jurisdictions within the meaning of Applicable Securities Laws in such jurisdictions and is not in default in any material respect of any requirement of the Applicable Securities Laws of such jurisdictions and the Company is not included on a list of defaulting reporting issuers maintained by the Canadian Securities Commissions.

(45)	Purchase and Sales. Other than as disclosed in the Offering Documents, neither the Company nor its subsidiaries has approved, has entered into any agreement in respect of, or has any knowledge of:

(a)	the purchase of any material property or any interest therein or the sale, transfer or other disposition of any of the Material Properties or any interest therein currently owned, directly or indirectly, by the Company whether by asset sale, transfer of shares, or otherwise; or

(b)	the change of control (by sale or transfer of shares or sale of all or substantially all of the assets of the Company) of the Company.

(46)	Employee Plans. The Documents Incorporated by Reference disclose, to the extent required by Applicable Securities Laws, each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company for the benefit of any current or former director, officer, employee or consultant of the Company (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans.

(47)	No Dividends. During the previous 12 months, the Company has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its shares or equity securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of the Common Shares or equity securities or agreed to do any of the foregoing.

(48)	No Reportable Event. There has not been a “reportable event” (within the meaning of NI 51-102) with the present auditors of the Company and the auditors of the Company have not provided any material comments or recommendations to the Company regarding its accounting policies, internal control systems or other accounting or financial practices that have not been implemented by the Company.

(49)	System of Internal Control. The Company maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the U.S. Exchange Act) that has been designed by the Company’s principal executive officer and principal financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including IFRS, as applicable, in Canada, including but not limited to internal accounting controls sufficient to provide reasonable assurance that (a) transactions are executed in accordance with management’s general or specific authorizations, (b) transactions are recorded as necessary to permit the preparation of financial statements in conformity with IFRS and to maintain asset accountability, (c) access to assets is permitted only in accordance with management’s general or specific authorization, and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Management of the Company assessed internal control over financial reporting of the Company as of December 31, 2023 and concluded internal control over financial reporting was effective as of such date. Since December 31, 2023, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company is not aware of any material weaknesses in its internal controls over financial reporting.

(50)	System of Disclosure Control. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the U.S. Exchange Act); such disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms; management of the Company assessed the Company’s disclosure controls and procedures and concluded that such disclosure controls and procedures were effective as of December 31, 2023.

(51)	Action to Manipulate Price. Neither the Company nor any of its subsidiaries has taken, nor will the Company or any such subsidiary take, directly or indirectly, any action which is designed to, or which might reasonably be expected to cause or result in, the stabilization or manipulation of the price of any security of the Company in connection with the Offering.

(52)	Anti-Bribery and Anti-Corruption Laws. Neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent or employee or other Person acting on behalf of the Company or any of its subsidiaries is aware of or has (a) made any unlawful contribution to any candidate for non-United States or Canadian office, or failed to disclose fully any such contribution in violation of law, or (b) made any payment to any federal or state governmental officer or official, or other Person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or Canada or any jurisdiction thereof. Without limiting the generality of the foregoing, none of the Company, its subsidiaries or, to the knowledge of the Company, any director, officer, agent or employee of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Canadian Corruption of Foreign Public Officials Act or the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively the “Foreign Corruption Laws”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the Foreign Corruption Laws) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the Foreign Corruption Laws; and the Company and each of its subsidiaries have conducted their businesses in compliance in all material respects with the Foreign Corruption Laws and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith. The operations of the Company and each of its subsidiaries are and have been conducted at all times in compliance in all material respects with applicable financial record-keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules or regulations administered or enforced by any Governmental Authority (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any such subsidiary with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(53)	U.S. Sanctions. Neither the Company, any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or Person acting on behalf of the Company is currently subject to or the target of any U.S. sanctions, including, without limitation, administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), or other relevant sanctions authority; and the Company will not directly or indirectly use the proceeds of the Offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Persons, for the purpose of financing the activities of any Person currently subject to any such sanctions.

(54)	No Other Fees Payable. Other than the Underwriters (or any Selling Firm) pursuant to this Agreement, there is no Person acting or purporting to act at the request of the Company who is entitled to any brokerage, agency underwriting, or other fiscal advisory or similar fee in connection with the Offering.

(55)	Passive Foreign Investment Company Status. The Company does not expect to be classified as a passive foreign investment company within the meaning of section 1297 of the U.S. Internal Revenue Code of 1986, as amended, for its prior taxable year, the year of the Offering or in the foreseeable future.

(56)	Cybersecurity. There has been no material security breach or other compromise of or relating to any of the Company’s information technology and computer systems, networks, hardware, software, data (including the data of its customers, employees, suppliers, vendors and any third party data maintained by or on behalf of it), equipment or technology (collectively, “IT Systems and Data”) and (i) the Company has not been notified of, and has no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to its IT Systems and Data; (ii) the Company is presently in compliance with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except in the cases of (i) and (ii), as would not reasonably be expected to have a Material Adverse Effect; (iii) the Company has implemented and maintained commercially reasonable safeguards to maintain and protect its material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data; and (iv) the Company has implemented backup and disaster recovery technology substantially consistent with industry standards and practices.

(57)	Investment Company. The Company is not and, after giving effect to application of the net proceeds of the offering of the Offered Shares as described in the Offering Documents, will not be, required to register as an “investment company” under the Investment Company Act of 1940, as amended.

(58)	Sarbanes-Oxley Act. The Company is in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith.

(59)	New Afton Royalty Amending Agreement. The Company has full corporate power and authority to enter into the New Afton Royalty Amending Agreement and to perform its obligations set out therein, and the New Afton Royalty Amending Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as the enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting creditors’ rights generally or general equitable principles.

(60)	Description of New Afton Royalty Amending Agreement. The description of the terms and conditions of the New Afton Royalty Amending Agreement set forth in the Offering Documents conforms in all material respects to those specific terms and conditions of the New Afton Royalty Amending Agreement; the representations and warranties of the Company in the New Afton Royalty Amending Agreement are true and correct in all material respects and the New Afton Royalty Amending Agreement has not been amended in a manner materially adverse to the Company or terminated; the Company has no reason to believe that the representations and warranties of OTPPB in the New Afton Royalty Amending Agreement are not true and correct in all material respects or that OTPPB is in breach in any material respect of any of its covenants in the New Afton Royalty Amending Agreement; and to the Company’s knowledge, no event has occurred or condition exists which is reasonably likely to prevent the transaction under the New Afton Royalty Amending Agreement from being completed. There have been no disputes or claims between the parties to the New Afton Royalty Amending Agreement and, to the Company’s knowledge, there are no threatened or pending disputes or claims, relating to the subject matter of or the transactions contemplated under the New Afton Royalty Amending Agreement.

Section 8	Representations, Warranties and Covenants of the Underwriters

(1)	Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants to the Company that:

(a)	it is, and will remain so, until the completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfill its obligations hereunder; and

(b)	it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein.

(2)	The Underwriters hereby covenant and agree with the Company to the following:

(a)	Compliance with Securities Laws. The Underwriters will offer the Offered Shares for sale to the public in Canada and the United States, directly (including through any affiliate of an Underwriter) and through the Selling Firms, only in compliance with all Applicable Securities Laws, upon the terms and conditions set forth in the Canadian Prospectus or the U.S. Prospectus, as applicable, any Canadian Prospectus Amendment or U.S. Amended Prospectus, the Pricing Disclosure Package and this Agreement and will offer the Offered Shares for sale to the public outside of Canada and the United States, directly (including through any affiliate of an Underwriter) and through other Selling Firms, only in compliance with all applicable laws and regulations in each jurisdiction into and from which they may offer or sell the Offered Shares, upon the terms and conditions set forth in the Canadian Prospectus or the U.S. Prospectus, as applicable, any Canadian Prospectus Amendment or U.S. Amended Prospectus, the Pricing Disclosure Package and this Agreement. The Underwriters shall not, directly or indirectly, solicit offers to purchase or sell the Offered Shares or deliver any Offering Documents so as to require registration of the Offered Shares or filing of a prospectus or registration statement with respect to the Offered Shares or compliance by the Company with regulatory requirements (including any continuous disclosure obligations or similar reporting obligations) under the laws of any jurisdiction other than the Offering Jurisdictions and the Underwriters shall not make any representations or warranties with respect to the Company or the Offered Shares, other than as set forth in the Offering Documents.

(b)	Completion of Distribution. The Underwriters will use their commercially reasonable efforts to complete the Distribution of the Offered Shares as promptly as possible after the Closing Time.

(3)	The Company agrees that the Underwriters are acting severally and not jointly (nor jointly and severally) in performing their respective obligations under this Agreement and, except otherwise provided herein, that no Underwriter shall be liable for any act, omission or conduct by any other Underwriter.

(4)	No Underwriter that is a non-resident as defined in the ITA will render any services pursuant to this Agreement in Canada for purposes of the ITA.

Section 9	Indemnity, Contribution and Limitation of Liability

(1)	The Company hereby covenants and agrees to indemnify and save harmless the Underwriters and their respective subsidiaries and affiliates, and each of their respective directors, officers, employees, partners, agents and shareholders (collectively, the “Indemnified Parties” and individually, an “Indemnified Party”) from and against any and all losses, claims, actions, suits, proceedings, damages, liabilities or expenses of whatsoever nature or kind (excluding loss of profits or other consequential damages), including the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees, disbursements and related goods and services taxes of their counsel in connection with any action, suit, proceeding, investigation or claim that is made or threatened against any Indemnified Party or in enforcing their rights under this Section 9 (each, a “Claim” and collectively, the “Claims”) to which an Indemnified Party becomes subject or otherwise involved in any capacity insofar as the Claims relate to, are caused by, result from, arise out of, are based upon or are a consequence of, directly or indirectly:

(a)	(i) any information or statement contained in any Offering Document which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation; (ii) any untrue statement or alleged untrue statement of a material fact contained (A) in an Offering Document, in any Issuer Free Writing Prospectus, or (B) in any Marketing Documents, or (iii) the omission or alleged omission to state in any Offering Document, in any Issuer Free Writing Prospectus filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act or in any Marketing Documents, a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company will not be liable in any such case to the extent such liabilities, claims, losses, costs, damages and expenses arise out of or are based upon any such misrepresentation or alleged misrepresentation, untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through the Lead Underwriter expressly for use therein;

(b)	any omission or alleged omission to state (A) in an Offering Document, in any Issuer Free Writing Prospectus filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act or (B) in any Marketing Documents, any material fact required to be stated in such document or necessary to make any statement, in light of the circumstances under which it was made, in such document not misleading; provided, however, that the Company will not be liable in any such case to the extent such liabilities, claims, losses, costs, damages and expenses arise out of or are based upon any such omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through the Lead Underwriter expressly for use therein;

(c)	any order made or any enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any actual or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated or necessary to make any statement not misleading in light of the circumstances under which it was made or any misrepresentation or alleged misrepresentation contained in or omitted from (A) any Offering Document, any Issuer Free Writing Prospectus filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act or (B) any Marketing Documents, preventing or restricting the trading in or the sale or distribution of the Offered Shares; provided, however, that the Company will not be liable in any such case to the extent such order made or any enquiry, investigation or proceedings arise out of or are based upon any such untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Company by or on behalf of any Underwriter through the Lead Underwriter expressly for use therein;

(d)	the non-compliance or alleged non-compliance by the Company with any requirement of Applicable Securities Laws relating to or connected with the Distribution of the Offered Shares; or

(e)	any breach by the Company of any of its representations, warranties, covenants or obligations to be complied with under this Agreement,

and to reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with any Claim; except that, if and to the extent that a court of competent jurisdiction in a final judgement that has become non-appealable determines that a Claim was caused by or resulted from an Indemnified Party’s breach of this Agreement or breach of applicable laws, or the fraud, gross negligence or wilful misconduct of the Indemnified Party claiming indemnity, such Indemnified Party shall reimburse any funds advanced by the Company to such Indemnified Party in respect of such Claim and thereafter such Indemnified Party shall be disentitled to indemnification pursuant to this Section 9(1) shall cease to apply to such Indemnified Party in respect of such Claim. For greater certainty, the Company and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Prospectuses contained no misrepresentation shall constitute “gross negligence” or “wilful misconduct” for purposes of this Section 9 or otherwise disentitle the Underwriters from indemnification hereunder.

(2)	The Company agrees to waive any right it may have of first requiring the Indemnified Parties to proceed against or enforce any other right, power, remedy or security or claim payment from any other Person before claiming under this Section 9.

(3)	Promptly after receiving notice of an action, suit, proceeding or claim against an Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Company, such Indemnified Party will notify the Company and the Underwriters in writing of the particulars thereof, provided that the omission to so notify the Company shall not relieve the Company of any liability which the Company may have to any Indemnified Party except and only to the extent that any such delay in or failure to give notice as herein required materially prejudices the Company’s substantive rights or the defense of such action, suit, proceeding, claim or investigation or results in any material increase in the liability which the Company has under this Section 9. The Company may at its election and at its own expense, assume the defence of any action, suit, proceeding or claim in respect of which indemnification may be sought under this Section 9, provided, however, that the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably. If the Company undertakes, conducts and controls the settlement or defence of any action, suit, proceeding or claim, an Indemnified Party shall have the right to participate in, but not control, the settlement or defence of same. Any Indemnified Party may retain counsel of its own choice to separately represent it in the defence of a Claim, which shall be at the expense of the Company if: (i) the Company does not promptly (or in any event, within ten days of notice thereof) assume the defence of the Claim; (ii) the Company agrees to separate representation; or (iii) such Indemnified Party is advised by counsel in writing that there is an actual or potential conflict in the Company’s or such Indemnified Party’s respective interests or additional defences are available to such Indemnified Party such that representation by the same counsel would be inappropriate; but, the Company shall only be liable to pay the reasonable fees and disbursements of one firm of separate counsel (in addition to local counsel) for all Indemnified Parties in any jurisdiction. The Company will not, without the Indemnified Party’s prior written consent (such consent not to be unreasonably withheld, conditioned of delayed), settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, suit, proceeding, investigation or claim in respect of which indemnification may be sought under this Section 9 (whether or not any Indemnified Party is a party thereto), unless such settlement, compromise, judgment or termination (x) includes an unconditional release of the Indemnified Parties from all liability arising out of such claim, investigation, action or proceeding and (y) does not include a statement as to or an admission of fault, culpability or any failure to act, by or on behalf of any Indemnified Party. No Indemnified Party will, without the Company’s prior written consent (such consent not to be unreasonably withheld, conditioned of delayed), settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any action, suit, proceeding, investigation or claim in respect of which indemnification may be sought under this Section 9 (whether or not any Indemnified Party is a party thereto).

(4)	In order to provide for just and equitable contribution in circumstances in which the indemnity provided in this Section 9 would otherwise be available in accordance with its terms but is, for any reason not attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by an Indemnified Party or is insufficient to hold the Indemnified Party harmless, the Company shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by such Indemnified Party as a result of such liabilities, claims, demands, losses, costs, damages and expenses (excluding loss of profits or other consequential damages):

(a)	in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other from the offering of the Firm Shares and Additional Shares, if any; or

(b)	if the allocation provided by clause (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) above but also the relative fault of the Company on the one hand and the Underwriters on the other hand in connection with the matters or things referred to in which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations, provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriting Commission or any portion thereof actually received.

The relative benefits received by the Company on the one hand and the Underwriters on the other shall be deemed to be in the same ratio as the total proceeds from the offering of the Firm Shares and Additional Shares, if any, (net of the Underwriting Commission payable to the Underwriters but before deducting expenses) received by the Company is to the Underwriting Commission received by the Underwriters.

The relative fault of the Company on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the matters or things referred to in this Section 9 which resulted in such liabilities, claims, demands, losses, costs, damages and expenses relate to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Company or to information supplied by or steps or actions taken or done or not taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission or misrepresentation, or other matter or thing referred to in this Section 9. The amount paid or payable by an Indemnified Party as a result of the liabilities, claims, demands, losses, costs, damages and expenses referred to above shall be deemed to include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such liabilities, claims, demands, losses, costs, damages and expenses, whether or not resulting in an action, suit, proceeding or claim.

The parties agree that it would not be just and equitable if contribution pursuant to this Section 9(4) were determined by any method of allocation which does not take into account the equitable considerations referred to in this Section 9(4).

(5)	The Company hereby acknowledges that each of the Underwriters acts as trustee for each of the other Indemnified Parties related thereto of the Company’s covenants and obligations under this Section 9 to such Persons and each of the Underwriters agrees to accept such trust and to hold and enforce such covenants and obligations on behalf of such Persons.

(6)	No Indemnified Party shall be entitled to contribution pursuant to Section 9(4) to the extent that any losses, expenses, claims, actions, damages or liabilities are determined by a court of competent jurisdiction in a final judgement that has become non-appealable to have resulted from the breach of this Agreement or breach of applicable laws by, or the fraud, gross negligence or wilful misconduct of, such Indemnified Party.

(7)	The indemnity, contribution and other obligations and agreements of the Company under this Section 9 shall be in addition to, and not in substitution for, any liability which the Company may otherwise have at law or in equity, shall extend upon the same terms and conditions to all of the Indemnified Parties and shall be binding upon and inure to the benefit of any successors, assigns, heirs and personal representatives of the Company and the Indemnified Parties. The foregoing provisions shall survive the termination of this Agreement or the completion of the Offering.

Section 10	Covenants of the Company

(1)	The Company covenants and agrees with the Underwriters that:

(a)	the Company will advise the Underwriters, promptly after receiving notice thereof, of the time when each Offering Document or Issuer Free Writing Prospectus has been filed, and will provide evidence satisfactory to the Underwriters of each such filing;

(b)	between the date hereof and the date of completion of the Distribution of the Offered Shares, the Company will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(i)	the issuance by any Canadian Securities Commission or the SEC of any order suspending or preventing the use of any of the Offering Documents or any Issuer Free Writing Prospectus, including without limitation the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement, or, to the knowledge of the Company, the threatening of any such order;

(ii)	the issuance by any Canadian Securities Commission, the SEC, the TSX or the NYSE American of any order having the effect of ceasing or suspending the Distribution of the Common Shares or the trading in any securities of the Company or, to the knowledge of the Company, threatening of any proceeding for any such purpose; or

(iii)	any requests made by any Canadian Securities Commission or the SEC for amending or supplementing any of the Offering Documents or any Issuer Free Writing Prospectus or for additional information;

and the Company will use its reasonable best efforts to prevent the issuance of any order referred to in subparagraph (b)(i) above or subparagraph (b)(ii) above and, if any such order is issued, to obtain the withdrawal thereof at the earliest possible time;

(c)	the Company will use its reasonable best efforts to obtain the conditional listing of the Offered Shares on the TSX by the Closing Time, subject only to the Standard Listing Conditions, and the Company will use its reasonable best efforts to have the Offered Shares listed and admitted and authorized for trading on the NYSE American by the Closing Time, subject only to the official notice of issuance;

(d)	as soon as practicable, but in any event not later than 18 months after the effective date of the Registration Statement (as defined in Rule 158(c) under the U.S. Securities Act), the Company will make generally available to its security holders and to the Lead Underwriter an earnings statement or statements of the Company and its subsidiaries which will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 under the U.S. Securities Act; and

(e)	the Company will use the net proceeds from the Offering as described in, and subject to the qualifications set out in, the Pricing Disclosure Package and the Prospectuses.

(2)	Prior to the completion of the Distribution of the Offered Shares, the Company will file all documents required to be filed with or furnished to the Canadian Securities Commissions and the SEC pursuant to Applicable Securities Laws.

(3)	The Company shall not issue, agree or publicly disclose the intention to issue, create, allot, authorize, offer, secure, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly, any equity securities of the Company, any rights to purchase any equity securities of the Company, or other securities convertible into or exercisable or exchangeable for any equity securities of the Company or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of equity securities of the Company, for a period of 90 days following the Closing Date without the prior written consent of the Lead Underwriter, such consent not to be unreasonably withheld, provided that, notwithstanding the foregoing, the Company may (i) effect the transaction contemplated hereby; (ii) grant options, share units or other securities pursuant to the Company’s outstanding stock option plan, share unit plan, deferred share unit plan or other equity compensation plans made in accordance with the terms of such plans, and issue Common Shares upon the exercise of such options or vesting of such securities; and (iii) issue equity securities pursuant to the Company’s existing agreements with First Nations.

Section 11	All Terms to be Conditions

The Company agrees that the conditions contained in this Agreement will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Company. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non- compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by the Underwriters.

Section 12	Termination by Underwriters

(1)	Each Underwriter shall also be entitled to terminate its obligation to purchase the Offered Shares by written notice to that effect to the Company and the Lead Underwriter, at or prior to the Closing Time or the Option Closing Time, as applicable, if:

(a)	there shall have occurred any material change or have arisen or been discovered any new material fact, other than a material fact relating solely to any of the Underwriters, required to be disclosed in the Pricing Disclosure Package or the Prospectuses or any amendment thereto, in each case, that would be expected to, in the opinion of the Underwriter, acting reasonably, have a significant adverse effect on the market price or value of the Offered Shares;

(b)	any inquiry, investigation, action, suit, investigation or other proceeding (formal or informal) is made by any Governmental Authority, including without limitation, the TSX, NYSE American or any securities regulatory authority, unless solely based on the activities or alleged activities of the Underwriters, which, in the reasonable opinion of the Underwriter, acting reasonably, (i) prevents or materially restricts trading of the securities of the Company or (ii) would be expected to have a significant adverse effect on the market price or value of the Offered Shares;

(c)	if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation, which, in the opinion of the Underwriter, acting reasonably, materially adversely affects or involves, or would be expected to materially adversely affect or involve, the financial markets or the business, operations or affairs of the Company and its subsidiaries (on a consolidated basis); or

(d)	the Company is in breach of any term, condition or covenant of this Agreement in any material respect or any representation or warranty given by the Company in this Agreement is or becomes false in any material respect.

(2)	If this Agreement is terminated by any of the Underwriters pursuant to Section 12(1) or if this Agreement terminates automatically under Section 13, there shall be no further liability on the part of such Underwriter or of the Company to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Section 9 and Section 16.

(3)	The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Company in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under this Section 12 shall not be binding upon the other Underwriters.

Section 13	Closing

(1)	The closing of the purchase and sale of the Firm Shares herein provided for shall be completed electronically at 8:00 a.m. (Eastern time) on May 17, 2024, or such other date and/or time as may be agreed upon in writing by the Company and the Underwriters (respectively, the “Closing Time” and the “Closing Date”).

(2)	At the Closing Time, the Company shall issue to the Underwriters the Firm Shares and deposit with CDS or its nominee, if requested by the Lead Underwriter, the Firm Shares electronically through the non-certificated inventory system of CDS against payment of the Offering Price per Firm Share by wire transfer or certified cheque payable to the Company or as otherwise directed by the Company.

(3)	Concurrently with the deliveries and payment under paragraph (2), the Company shall pay the Underwriting Commission applicable to the Firm Shares in the manner provided in the ninth paragraph of this Agreement against delivery of a receipt for that payment.

Section 14	Conditions of Closing and Option Closing

(1)	The obligations of the Underwriters under this Agreement are subject to (i) the representations and warranties of the Company contained in this Agreement being true and correct in all material respects (or, if qualified by materiality, in all respects) as at the date of this Agreement, the Closing Time and the Option Closing Time, as applicable, except for such representations and warranties which are in respect of a specific date in which case such representations and warranties shall be true and correct, in all material respects (or, if qualified by materiality, in all respects), as of such date, (ii), the performance by the Company of its obligations under this Agreement in all material respects and (iii) receipt by the Underwriters, at the Closing Time or Option Closing Time, as applicable, of:

(a)	such legal opinions, dated the Closing Date and Option Closing Date, as applicable, from Davies Ward Phillips & Vineberg LLP, the Company’s Canadian counsel, or other local counsel as required, addressed to the Underwriters, in form and content acceptable to the Underwriters, acting reasonably, relating to the matters set forth in Schedule “A” subject to customary limitations, assumptions and qualifications;

(b)	such legal opinions, dated the Closing Date and the Option Closing Date, as applicable, from Paul, Weiss, Rifkind, Wharton & Garrison LLP, the Company’s U.S. counsel, or other local counsel as required, addressed to the Underwriters, acting reasonably, subject to customary limitations, assumptions and qualifications, which shall be accompanied by a “10b-5 letter” addressed to the Underwriters;

(c)	a “10b-5 letter”, dated the Closing Date and the Option Closing Date, as applicable, from Skadden, Arps, Slate, Meagher & Flom LLP, the Underwriters’ U.S. counsel, addressed to the Underwriters;

(d)	a legal opinion, dated as of the Closing Date, from the Company’s Canadian legal counsel, or other local counsel as required, addressed to the Underwriters, in form and content acceptable to the Underwriters, acting reasonably, with respect to title and ownership rights in the Material Properties;

(e)	the auditor’s comfort letter dated the Closing Date and the Option Closing Date, as applicable, updating the comfort letter referred to in Section 5(4) above with such changes as may be necessary from the comfort letter delivered previously to bring the information therein forward to a date which is within two Business days of the Closing Date and Option Closing Date, as applicable;

(f)	evidence satisfactory to the Lead Underwriter that the Offered Shares shall have been (A) listed and admitted and authorized for trading on the NYSE American, subject only to official notice of issuance, and (B) conditionally approved for listing on the TSX, subject only to satisfaction by the Company of customary conditions imposed by the TSX in similar circumstances (the “Standard Listing Conditions”);

(g)	a certificate, dated the Closing Date and the Option Closing Date, as applicable, and signed on behalf of the Company, but without personal liability, by the Chief Executive Officer and by the Chief Financial Officer of the Company, or such other officers of the Company as may be reasonably acceptable to the Underwriters, certifying: (i) the matters specified in clauses (i) and (ii) of Section 14(1); (ii) that there has been no material change relating to the Company since the date hereof which has not been generally disclosed, except for the Offering and the New Afton Royalty Amending Agreement, and with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis; and (iii) to the best of the knowledge, information and belief of the Persons signing such certificate, after having made reasonable inquiries, no order, ruling or determination having the effect of ceasing or suspending trading in the Common Shares or any other securities of the Company has been issued and no proceedings for such purpose are pending or are contemplated or threatened;

(h)	at the Closing Time or Option Closing Time, as applicable, certificates dated the Closing Date or the Option Closing Date, as applicable, signed on behalf of the Company, but without personal liability, by the Chief Executive Officer of the Company or another officer acceptable to the Lead Underwriter, acting reasonably, in form and content satisfactory to the Lead Underwriter, acting reasonably, with respect to the constating documents of the Company; the resolutions of the directors of the Company relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Firm Shares and Additional Shares, the grant of the Over-Allotment Option, the authorization of this Agreement and the listing of the Firm Shares and the Additional Shares on the TSX and NYSE American; and the incumbency and signatures of signing officers of the Company;

(i)	at the Closing Time and the Option Closing Time, as applicable, a certificate of status (or equivalent) for the Company, dated within one Business Day (or such earlier or later date as the Lead Underwriter may accept) of the Closing Date;

(j)	at the Closing Time, executed lock-up agreements from each of the directors and executive officers of the Company substantially in the form attached to Schedule “C”; and

(k)	such other documents as the Underwriters or Canadian and U.S. counsel to the Underwriters may reasonably require and as is customary; and all proceedings taken by the Company in connection with the issuance and sale of the Offered Shares shall be satisfactory in form and substance to the Lead Underwriter and Canadian and U.S. counsel for the Underwriters, acting reasonably.

Section 15	Over-Allotment Option

(1)	The Over-Allotment Option may be exercised by the Lead Underwriter, on behalf of the Underwriters, at any time and from time to time, in whole or in part, by delivering notice to the Company not later than 12:00 noon (Eastern time) on the 30th day after the Closing Date, which notice will specify the number of Additional Shares to be purchased by the Underwriters and the date (the “Option Closing Date”) and time (the “Option Closing Time”) on and at which such Additional Shares are to be purchased. Such Option Closing Date may be the same as (but not earlier than) the Closing Date and will not be earlier than two Business days nor later than three Business days after the date of delivery of such notice (except to the extent a shorter or longer period shall be agreed to by the Company). Subject to the terms of this Agreement, upon the Underwriters furnishing this notice, the Underwriters will be committed to purchase, in the respective percentages set forth in Section 21, and the Company will be committed to issue and sell in accordance with and subject to the provisions of this Agreement, the number of Additional Shares indicated in the notice. Additional Shares may be purchased by the Underwriters only for the purpose of satisfying over-allotments made in connection with the Offering.

(2)	In the event that the Over-Allotment Option is exercised in accordance with its terms, the closing of the issuance and sale of that number of Additional Shares in respect of which the Underwriters are exercising the Over- Allotment Option shall take place at the Option Closing Time electronically or as may be otherwise agreed to by the Underwriters and the Company.

(3)	At the Option Closing Time, the Company shall issue to the Underwriters that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option and deposit with CDS or its nominee, if requested by the Lead Underwriter, the Additional Shares electronically through the non-certificated inventory system of CDS against payment of the Offering Price per Additional Share by wire transfer or certified cheque payable to the Company or as otherwise directed by the Company.

(4)	Concurrently with the deliveries and payment under paragraph (3), the Company shall pay the Underwriting Commission applicable to the Additional Shares in the manner provided in the ninth paragraph of this Agreement against delivery of a receipt for that payment.

(5)	The obligation of the Underwriters to make any payment or delivery contemplated by this Section 15 is subject to the conditions set forth in Section 14.

Section 16	Expenses

The Company will be solely responsible for all expenses related to the Offering, including all fees and disbursements of its counsel, its “out of pocket” costs, printing costs and filing fees, whether or not the Offering is completed. For the avoidance of doubt, the Underwriters shall pay all of their own costs and expenses, including the fees of their counsel, and any experts or consultants retained by them, in connection with the transactions contemplated by this Agreement. If the Offering is not completed due to a breach of this Agreement by the Company, the Company will reimburse the Underwriters for their reasonable expenses incurred pursuant to this Agreement.

Section 17	No Advisory or Fiduciary Relationship

The Company acknowledges and agrees that (a) the purchase and sale of the Offered Shares pursuant to this Agreement, including the determination of the Offering Price of the Offered Shares and any related discounts and commissions, is an arm’s-length commercial transaction between the Company, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the Offering and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Company or its shareholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favour of the Company with respect to the Offering or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company on other matters) and no Underwriter has any obligation to the Company with respect to the Offering except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the Offering and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deems appropriate.

Section 18	Notices

Any notice to be given hereunder shall be in writing and may be given by email or by hand delivery and shall, in the case of notice to the Company, be addressed and emailed or delivered to:

New Gold Inc.

Suite 3320, 181 Bay Street

Toronto, Ontario M5J 2T3

Attention:	Keith Murphy, Executive Vice President and Chief Financial Officer

Email:	keith.murphy@newgold.com

with a copy to (such copy not to constitute notice)

Davies Ward Phillips & Vineberg LLP

155 Wellington Street West, 40th Floor
Toronto, ON M5V 3J7

Attention:	Richard Fridman

Email:	rfridman@dwpv.com

-and-

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Toronto-Dominion Centre
77 King Street West, Suite 3100
P.O. Box 226
Toronto, ON M5K 1J3

Attention:	Christopher J. Cummings

Email:	ccummings@paulweiss.com

and in the case of the Lead Underwriter (on behalf of the Underwriters), be addressed and emailed or delivered to:

CIBC World Markets Inc.

161 Bay Street
Toronto, Ontario M5J 2S8

Attention:	Steven Reid, Managing Director

Email:	steven.m.reid@cibc.com

with a copy to (such copy not to constitute notice)

Borden Ladner Gervais LLP

Suite 3400, 22 Adelaide Street West

Toronto, Ontario M5H 4E3

Attention:	Tim McCormick

Email:	TMccormick@blg.com

-and-

Skadden, Arps, Slate, Meagher & Flom LLP

222 Bay Street, Suite 1750

Toronto, Ontario M5K 1J5

Attention:	Ryan Dzierniejko

Email:	ryan.dzierniejko@skadden.com

The Company and the Lead Underwriter may change their respective addresses for notice by notice given in the manner referred to above.

Section 19	Actions on Behalf of the Underwriters

All steps which must or may be taken by the Underwriters in connection with this Underwriting Agreement, with the exception of the matters contemplated by Section 9 and Section 12, shall be taken by the Lead Underwriter on the Underwriters’ behalf and the execution of the Agreement by the Underwriters shall constitute the Company’s authority for accepting notification of any such steps from, and for giving notice to, for delivering any electronic deposits or definitive certificate(s) representing the Offered Shares and for paying the Underwriting Commission to, or to the order of, the Lead Underwriter.

Section 20	Survival

The representations, warranties, obligations and agreements of the Company and of the Underwriters contained herein or delivered pursuant to this Agreement shall survive the purchase by the Underwriters of the Offered Shares for a period of three years following the Closing Date and shall continue in full force and effect notwithstanding any subsequent disposition by the Underwriters of the Offered Shares and the Underwriters shall be entitled to rely on the representations and warranties of the Company contained in or delivered pursuant to this Agreement notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters’ behalf.

Section 21	Underwriters’ Obligations

(1)	Subject to the terms of this Agreement, the Underwriters’ obligations under this Agreement to purchase the Offered Shares shall be several and not joint and several and the liability of each of the Underwriters to purchase the Offered Shares shall be limited to the following percentages of the purchase price paid for the Offered Shares

CIBC World Markets Inc.(1)	25.0%
BMO Nesbitt Burns Inc.(2)	16.0%
RBC Dominion Securities Inc.(2)	16.0%
Scotia Capital Inc.(2)	16.0%
National Bank Financial Inc.	13.0%
TD Securities Inc.	7.0%
Merrill Lynch Canada Inc.	3.0%
Canaccord Genuity Corp.	2.0%
Laurentian Bank Securities Inc.	1.0%
Raymond James Ltd.	1.0%
TOTAL:	100.0%

(1) Sole Bookrunner. 5% work fee payable to CIBC World Markets Inc.

(2) Co-lead Manager.

(2)	In the event that an Underwriter shall at the Closing Time or the Option Closing Time, as the case may be, fail to purchase its percentage of the Firm Shares or Additional Shares as provided in Section 21(1) (a “Non-Purchasing Underwriter”), whether upon the exercise of any termination rights or otherwise, and the percentage of Firm Shares or Additional Shares that have not been purchased by one or more Non-Purchasing Underwriters represents 10% or less of the aggregate Firm Shares or Additional Shares, the other Underwriters shall be severally and not jointly (or jointly and severally) obligated to purchase all of the Firm Shares or Additional Shares, as the case may be, that the Non-Purchasing Underwriter has failed to purchase; the Underwriters shall purchase such Firm Shares or Additional Shares, as the case may be, pro rata to their respective percentages as provided in Section 21(1) or in such other proportions as they may otherwise agree. In the event that the percentage of Firm Shares or Additional Shares that have not been purchased by one or more Non-Purchasing Underwriters represents in aggregate more than 10% of the aggregate Firm Shares or Additional Shares, as the case may be, the other Underwriters shall have the right, but shall not be obligated, to purchase all of the Firm Shares or Additional Shares, as the case may be, which would otherwise have been purchased by the Non-Purchasing Underwriters and the Underwriters exercising such right shall purchase such Firm Shares or Additional Shares, as the case may be, pro rata to their respective percentages as provided in Section 21(1) or in such other proportions as they may otherwise agree. In the event that the continuing Underwriters purchase more Offered Shares pursuant to this Section 21(2) than they otherwise would have pursuant to this Agreement, the continuing Underwriters shall have the right, by notice to the Company, to postpone the Closing Time or the Option Closing Time, as the case may be, for such period not exceeding five Business days as they shall determine and notify the Company in order that required changes, if any, to the Offering Document or to any other documents or arrangements may be effected. Nothing in this Section 21(2) shall oblige the Company to sell to the Underwriters less than all of the Firm Shares or, in the event of the exercise of the Over- Allotment Option in whole or in part, the Additional Shares in respect of which the Over-Allotment Option has been exercised, or relieve from liability to the Company any Underwriter which shall be in default of its obligations under this Agreement.

(3)	Without affecting the firm obligation of the Underwriters to purchase from the Company the Firm Shares at the Offering Price in accordance with this Agreement (assuming due satisfaction of the terms and conditions contained in this Agreement), after the Underwriters have made reasonable effort to sell all of the Firm Shares at the Offering Price, the price payable by the Purchasers may be decreased by the Underwriters and further changed from time to time to an amount not greater than the Offering Price per Firm Share in compliance with applicable Canadian Securities Laws. In such case, the Underwriting Commission realized by the Underwriters will be decreased by the amount that the aggregate price paid by the Purchasers for the Firm Shares is less than the gross proceeds to be paid by the Underwriters to the Company for the Firm Shares and such reduced price sales will not affect the net proceeds to be received by the Company under the Offering.

Section 22	Market Stabilization

In connection with the distribution of the Offered Shares, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

Section 23	Entire Agreement

Any and all previous agreements with respect to the purchase and sale of the Offered Shares, whether written or oral, including for the avoidance of doubt, the bid letter dated May 13, 2024 between the Company and the Lead Underwriter, are terminated and this Agreement constitutes the entire agreement between the Company and the Underwriters with respect to the purchase and sale of the Offered Shares.

Section 24	Governing Law

This Agreement shall be governed by and construed in accordance with the laws in force in the Province of Ontario and the federal laws of Canada applicable therein.

Section 25	Relationship with the TMX Group Limited

Certain of the Underwriters or affiliates thereof, each own or control an equity interest in TMX Group Limited (“TMX Group”) and may have a nominee director serving on the TMX Group’s board of directors. As such, such investment dealers may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the Toronto Stock Exchange. No Person is required to obtain products or services from TMX Group or its affiliates as a condition of any such dealer supplying or continuing to supply a product or service.

Section 26	Time of the Essence

Time shall be of the essence of this Agreement. This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

[Signature page follows]

If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this Agreement at the place indicated and returning the same to us.

Yours truly,

CIBC WORLD MARKETS INC.

By:	/s/ Steven Reid
	Name:	Steven Reid
	Title:	Managing Director

BMO NESBITT BURNS INC.

By:	/s/ Ilhan Bahar
	Name:	Ilhan Bahar
	Title:	Managing Director & Co-Head, Global Metals & Mining

RBC DOMINION SECURITIES INC.

By:	/s/ Hugh Samson
	Name:	Hugh Samson
	Title:	Managing Director

SCOTIA CAPITAL INC.

By:	/s/ Matthew Hind
	Name:	Matthew Hind
	Title:	Managing Director and Head, Global Mining and Metals

NATIONAL BANK FINANCIAL INC.

By:	/s/ John O'Sullivan
	Name:	John O'Sullivan
	Title:	Managing Director

TD SECURITIES INC.

By:	/s/ Mark Tiberio
	Name:	Mark Tiberio
	Title:	Director
MERRILL LYNCH CANADA INC.

By:	/s/ Jamie Hancock
	Name:	Jamie Hancock
	Title:	Managing Director, Head of Capital Markets

CANACCORD GENUITY CORP.

By:	/s/ Tom Jakubowski
	Name:	Tom Jakubowski
	Title:	Managing Director, Global Head of Metals & Mining

LAURENTIAN BANK SECURITIES INC.

By:	/s/ Joseph Galluci
	Name:	Joseph Galluci
	Title:	Managing Director, Head of Investment Banking

RAYMOND JAMES LTD.

By:	/s/ Gavin McOuat
	Name:	Gavin McOuat
	Title:	Senior Managing Director

The foregoing is in accordance with our understanding and is accepted by us.

NEW GOLD INC.

By:	/s/ Keith Murphy
	Name:	Keith Murphy
	Title:	Executive Vice President and Chief Financial Officer

Schedule “A”
MATTERS TO BE ADDRESSED IN THE COMPANY’S CANADIAN COUNSEL OPINION

(a)            the Company is an amalgamated company and validly existing under the laws of British Columbia and is in good standing with respect to the filing of annual reports;

(b)            the Company has all necessary corporate power and capacity to own and lease assets and to carry on business as described in the Canadian Prospectus and the Company has the necessary corporate power and capacity to execute and deliver this Agreement and to carry out the transactions contemplated hereby;

(c)            the authorized and issued capital of the Company;

(d)            all necessary corporate action having been taken by Company to authorize: (i) the execution and delivery of this Agreement and the performance by the Company of its obligations hereunder including the issue, sale and delivery of the Firm Shares, the grant of the Over-Allotment Option and the issue, sale and delivery of the Additional Shares upon exercise of the Over-Allotment Option; and (ii) to authorize the issuance, sale and delivery to the Underwriters the Firm Shares and the Additional Shares, if any, pursuant to this Agreement;

(e)            the Firm Shares have been duly authorized and when issued, delivered and paid for in accordance with the terms of the this Agreement, will be validly issued as fully paid and non-assessable Common Shares;

(f)            the Additional Shares, if any, have been duly authorized and when issued, delivered and paid for in accordance with the terms of this Agreement, will be validly issued as fully paid and non-assessable Common Shares;

(g)            the Company has all necessary corporate power and capacity to execute and deliver this Agreement and perform its obligations under this Agreement;

(h)            all necessary corporate action has been taken by or on behalf of the Company to authorize the execution of each of the Canadian Base Shelf Prospectus, the Canadian Prospectus Supplement and, if applicable, any Supplementary Material thereto and the filing thereof with the Canadian Securities Commissions;

(i)            this Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms;

(j)            the execution and delivery by the Company of this Agreement and the performance by the Company of its obligations under this Agreement (including the issue, sale and delivery of the Firm Shares and, if any, the Additional Shares) do not and will not result in a breach (whether after notice or lapse of time or both) of any of the terms, conditions or provisions of the articles or notice of articles of the Company;

(k)            Computershare Investor Services Inc. is the duly appointed registrar and transfer agent for the common shares of the Company;

(l)            all necessary documents have been filed, all necessary proceedings have been taken and all necessary approvals, permits, consents and authorizations of the Canadian Securities Commissions have been obtained, in each case by the Corporation under Canadian Securities Laws, to qualify the distribution of the Offered Shares to the public in the Qualifying Jurisdictions by or through persons or companies who are registered in an appropriate category of registration under Canadian Securities Laws and who have complied with the relevant provisions of such Canadian Securities Laws and the terms and conditions of their registration; and

(m)          subject to the qualifications, assumptions, limitations, exceptions and understandings set out in the Canadian Prospectus Supplement under the headings “Certain Canadian Federal Income Tax Considerations” and “Eligibility For Investment”, insofar as the statements under such headings constitute statements of law, such statements are an accurate summary, in all material respects, of the matters described therein.

A-1

Schedule “B”
PRICING TERMS INCLUDED IN PRICING DISCLOSURE PACKAGE

The price per share for the Common Shares is US$1.72.

The number of Common Shares purchased by the Underwriters is 87,300,000.

The Company has granted the Underwriters an option, exercisable, in whole or in part, at any time until and including 30 days following the closing of the Offering, to purchase up to an additional 13,095,000 Common Shares at US$1.72 per Common Share to cover over-allotments, if any.

The Underwriters receive 4.0% cash commission.

Issuer Free Writing Prospectuses: Press release dated May 13, 2024 announcing the Offering

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Schedule “C”
FORM OF Lock-Up Agreement

___, 2024

CIBC World Markets Inc.

BMO Nesbitt Burns Inc.

RBC Dominion Securities Inc.

Scotia Capital Inc.

National Bank Financial Inc.

TD Securities Inc.

Merrill Lynch Canada Inc.

Canaccord Genuity Corp.

Laurentian Bank Securities Inc.

Raymond James Ltd.

Re: New Gold Inc. – Lock-Up Agreement

The undersigned, a director or executive officer of New Gold Inc. (the “Corporation”), understands that CIBC World Markets Inc. (the “Lead Underwriter”) and BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc., Merrill Lynch Canada Inc., Canaccord Genuity Corp., Laurentian Bank Securities Inc. and Raymond James Ltd. (together with the Lead Underwriter, the “Underwriters” and each individually an “Underwriter”) have entered into an underwriting agreement, dated May 14, 2024, with the Corporation providing for a public offering in Canada and the United States (the “Offering”) of common shares of the Corporation. The undersigned also acknowledges that the Underwriters have requested that the undersigned enter into this agreement as a condition to the completion of the Offering and that, in consideration of the Offering and for other good and valuable consideration, the receipt and sufficiency of which are hereby expressly acknowledged by the undersigned, the undersigned has agreed to enter into this agreement (the “Lock-Up Agreement”) in favour of the Underwriters.

The undersigned represents and agrees that during the period beginning from the date hereof and ending 90 days from the closing date of the Offering (the “Lock-Up Period”), he, she or it shall not (and shall cause its affiliates not to) directly or indirectly, offer, sell, contract to sell, transfer, assign, pledge, grant any option to purchase, make any short sale or otherwise dispose of or monetize any common shares of the Corporation, or any options or warrants to purchase any common shares of the Corporation, or any securities convertible into, exchangeable for, or that represent the right to receive, common shares of the Corporation, now owned directly or indirectly by the undersigned, or under control or direction of the undersigned or with respect to which the undersigned has beneficial ownership (collectively, the “Undersigned’s Securities”), or subsequently acquired, directly or indirectly by the undersigned, or under control or direction of the undersigned or with respect to which the undersigned acquires beneficial ownership (together with the Undersigned’s Securities, the “Locked-up Securities”) or enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the Locked-up Securities (regardless of whether any such arrangement is to be settled by the delivery of securities of the Corporation, securities of another person, cash or otherwise) or agree to do any of the foregoing or publicly announce any intention to do any of the foregoing.

Notwithstanding the foregoing, the undersigned may offer, sell, contract to sell, transfer, assign, pledge, grant an option to purchase, make any short sale or otherwise dispose of any of the Locked-up Securities, or enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the Locked-up Securities, whether directly or indirectly, during the Lock- Up Period:

1.	with the prior written consent of the Lead Underwriter, such consent not to be unreasonably withheld or delayed;

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2.	without the consent of the Lead Underwriter, in order for the undersigned to sell, transfer or tender the Locked-up Securities (or any of them) to a bona fide takeover bid made to all holders of common shares of the Corporation or in connection with a merger, business combination, arrangement, amalgamation, consolidation, reorganization, restructuring or similar transaction (a “reorganization”) involving the Corporation; provided, however, that in such case it shall be a condition of the sale, transfer or tender that if the sale, transfer or take-up of such Locked-up Securities under such take-over bid or reorganization is not completed during the Lock-Up Period, any Locked-up Securities subject to this Lock-Up Agreement shall remain subject to the restrictions herein;

3.	without the consent of the Lead Underwriter, where the undersigned exercises any convertible securities of the Corporation; provided that any underlying securities issued by the Corporation on such exercise remain part of the Locked-up Securities for purposes of this Lock-Up Agreement;

4.	without the consent of the Lead Underwriter, directly or indirectly, (A) pursuant to gifts and transfers by will or intestacy and (B) pursuant to transfers to (i) the undersigned’s affiliates, associates or immediate family or (ii) a trust or registered retirement savings plan, the beneficiaries of which are the undersigned and/or members of the undersigned’s immediate family; provided in each such case that, as a pre-condition to (A) and (B) the donee or transferee agrees in writing to be bound by the foregoing in the same manner as it applies to the undersigned. “Immediate family” shall mean spouse, lineal descendants, father, mother, brother or sister of the transferor and father, mother, brother or sister of the transferor’s spouse; and

5.	without the consent of the Lead Underwriter, where the undersigned sells Locked-up Securities solely to use the proceeds from such sale to satisfy the exercise price of any convertible securities of the Corporation exercised by the undersigned and bona fide tax obligations and other expenses of the undersigned incurred in connection with such exercise.

The undersigned understands that the Corporation and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward consummation of the Offering. The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s legal representatives, successors, and assigns, and shall enure to the benefit of the Corporation, the Underwriters and their legal representatives, successors and assigns. This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and the parties hereto hereby agree to attorn to the non-exclusive jurisdictions of the court of the Province of Ontario in connection with any dispute or claim hereunder.

DATED as of the date first written above.

Name:

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